UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

ION MEDIA NETWORKS, INC.
(Name of Subject Company)

ION MEDIA NETWORKS, INC.
(Name of Person(s) Filing Statement)

CLASS A COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

46205A103
(CUSIP Number of Class of Securities)

Adam K. Weinstein, Esq.
Senior Vice President, Secretary and Chief Legal Officer
ION Media Networks, Inc.
601 Clearwater Park Road
West Palm Beach, Florida 33401
(561) 659-4122

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:

David L. Perry, Jr., Esq.
Holland & Knight LLP
222 Lakeview Avenue, Suite 1000
West Palm Beach, Florida 33401
Phone: (561) 833-2000

    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information.

(a)    Name and Address.    The name of the subject company is ION Media Networks, Inc., a Delaware corporation (the ‘‘Company’’ or ‘‘ION’’). The address of the principal executive offices of the Company is 601 Clearwater Park Road, West Palm Beach, Florida, 33401, and the Company’s telephone number at its principal executive offices is (561) 659-4122.

(b)    Securities.    The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes, this ‘‘Statement’’) relates is the Class A Common Stock, par value $0.001 per share, of the Company (the ‘‘Class A Common Stock’’). As of the close of business on May 1, 2007, there were 65,377,185 shares of Class A Common Stock issued and outstanding.

Item 2.    Identity and Background of Filing Person.

(a)    Name and Address.    The filing person is the Company, which is the subject company. The name, business address and business telephone number of the Company are set forth in Item 1(a) above.

(d)    Tender Offer.    This Statement relates to a tender offer (the ‘‘Tender Offer’’) by CIG Media LLC, a Delaware limited liability company (‘‘Offeror’’), disclosed in a Tender Offer Statement on Schedule TO, dated May 4, 2007 (as amended or supplemented from time to time, the ‘‘Schedule TO’’), to purchase any and all outstanding shares of Class A Common Stock (the ‘‘Shares’’) at a purchase price of $1.46 per share (the ‘‘Offer Price’’), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash, dated May 4, 2007 (as amended or supplemented from time to time, the ‘‘Offer to Purchase’’), and the related Letter of Transmittal (the ‘‘Letter of Transmittal’’) (and the instructions thereto) (the offer reflected by such terms and conditions, as amended from time to time, constitutes the ‘‘Offer’’). The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to a Master Transaction Agreement, dated as of May 3, 2007 (as such agreement may be amended from time to time, the ‘‘Transaction Agreement’’), among the Company, Offeror, NBC Universal, Inc. (‘‘NBCU’’), NBC Palm Beach Investment I, Inc. (‘‘NBC Palm Beach I’’) and NBC Palm Beach Investment II, Inc. (‘‘NBC Palm Beach II’’ and, together with NBCU and NBC Palm Beach I, the ‘‘NBCU Entities’’). A copy of the Transaction Agreement is filed as Exhibit (e)(26) hereto and is incorporated herein by reference.

The Transaction Agreement provides that, promptly following the closing of the Tender Offer, and subject to satisfaction or waiver of the following conditions — receipt of Federal Communications Commission (‘‘FCC’’) approval, receipt of the requisite stockholder approval, the absence of any applicable law making a reverse split of the common stock of the Company illegal and the closing of the purchase of Mr. Paxson’s Class A Common Stock and Class B Common Stock pursuant to the Call Right — the Company shall effect a reverse split of all outstanding shares of its common stock (the ‘‘Reverse Stock Split’’) and cause an appropriate filing to be made with the Secretary of State of the State of Delaware (the time of such filing being the ‘‘Effective Time’’) of an amended and restated certificate of incorporation of the Company. Stockholders that are cashed out as a result of this Reverse Stock Split will receive the Offer Price per share in cash, without interest.

As set forth in the Schedule TO, the address of the principal executive offices of Offeror is 131 S. Dearborn Street, 32nd Floor, Chicago, Illinois 60603.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

(d)    Conflicts of Interest.    Except as set forth in this Item 3 or as incorporated by reference herein, as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the following: (i) its executive officers, directors or affiliates; or (ii) Offeror or its executive officers, directors or affiliates.

(1)    Arrangements with Current Executive Officers, Directors and Affiliates of the Company

Arrangements with Lowell W. Paxson.

Effective November 7, 2005, Lowell W. Paxson (‘‘Mr. Paxson’’) resigned as the Company’s Chief Executive Officer, and the Company entered into a consulting and noncompetition agreement with Mr. Paxson and NBCU (the ‘‘Consulting and Noncompetition Agreement’’). Pursuant to the Consulting and Noncompetition Agreement, Mr. Paxson has agreed, for a period commencing on November 7, 2005 and continuing until five years after the later of (i) the closing of the exercise of NBC Palm Beach II’s call right (the ‘‘Call Right’’) to acquire Mr. Paxson’s Class A Common Stock and Class B Common Stock, par value $0.001 per share (the ‘‘Class B Common Stock’’), and (ii) the closing of the Company’s purchase of Mr. Paxson’s shares if NBC Palm Beach II does not exercise its Call Right, to provide certain consulting services to the Company and refrain from engaging in certain activities in competition with the Company. The Company paid Mr. Paxson $0.25 million on signing in respect of the first year’s consulting services, $0.75 million on May 8, 2006 in respect of Mr. Paxson’s agreement to refrain from engaging in certain competitive activities and $1.0 million on November 7, 2006 allocated between consulting services and the Consulting and Noncompetition Agreement in the same ratio, and is obligated to pay Mr. Paxson three additional annual payments of $1.0 million each on the next three anniversaries of November 7, 2005, which are to be allocated between consulting services and the Consulting and Noncompetition agreement in the same ratio. Mr. Paxson will cease to be entitled to the payments in respect of consulting services upon his death, but his legal successors will be entitled to receive all other payments for the balance of the term of the Consulting and Noncompetition Agreement. If the closing of NBC Palm Beach II’s Call Right occurs (whether by NBC Palm Beach II or its transferee), NBCU or its permitted transferee will be obligated to assume the balance of the payments remaining to be made to Mr. Paxson under the Consulting and Noncompetition Agreement and to reimburse the Company for all payments the Company made to Mr. Paxson pursuant to the Consulting and Noncompetition Agreement. The Company’s obligation to pay premiums on a split dollar life insurance policy owned by a trust established by Mr. Paxson for the benefit of his family members was terminated.

The Company entered into an agreement with Paxson Management Corporation, an affiliate of Mr. Paxson (‘‘PMC’’), effective as of November 7, 2005, under which PMC has agreed to perform certain services and to assume sole responsibility for certain management functions with respect to the Company’s broadcast television station subsidiaries, and the Company has granted PMC the right to vote (subject to certain limitations) the outstanding voting stock of these subsidiaries. The effect of this arrangement was to facilitate the transactions with NBCU by maintaining Mr. Paxson as the sole attributable holder of the FCC licenses of the Company’s television stations. This agreement continues for a term expiring on the earlier of the consummation of the transfer of control of the Company’s television station subsidiaries in connection with (i) the closing of the exercise of NBC Palm Beach II’s Call Right, (ii) the closing of the Company’s purchase of Mr. Paxson’s shares if NBC Palm Beach II’s Call Right is not exercised or (iii) the termination of the Company’s obligation to purchase Mr. Paxson’s shares if NBC Palm Beach II’s Call Right is not exercised.

Under this agreement, the Company is obligated (i) to make available to PMC the services of the Company’s employees on an as-needed basis for the purpose of assisting PMC in performing the management services it is required to perform; to provide Mr. Paxson with access to the physical facilities of the Company’s television stations and with office space at the Company’s offices; to pay PMC such amounts as are required to pay the operating costs of the Company’s television stations; to reimburse PMC for reasonable and necessary expenses incurred in performing services under the agreement; and to pay PMC a management fee at the annual rate of $968,000 through December 31, 2005, increasing by 10% per year thereafter ($1,064,800 for 2006 and $1,171,280 for 2007). The Company is required to use its commercially reasonable efforts to permit Mr. Paxson and any other employees of PMC to participate in all employee welfare benefit plans maintained or sponsored by the Company for the Company’s employees generally, or to assist PMC in obtaining comparable coverage at comparable costs.

Arrangements with The Christian Network, Inc.

The Company has entered into several agreements with The Christian Network, Inc. (‘‘CNI’’). CNI is a section 501(c)(3) not-for-profit corporation to which Mr. Paxson has been a substantial contributor and of which he was a member of the board of stewards through 1993.

The Company entered into an agreement with CNI in May 1994 (the ‘‘CNI Tax Agreement’’) under which the Company agreed that, if the tax exempt status of CNI were jeopardized by virtue of its relationship with the Company, it would take certain actions to ensure that CNI’s tax exempt status would no longer be so jeopardized. These steps could include rescission of one or more transactions or additional payments by the Company. On November 16, 2005, the Company and CNI agreed to terminate this agreement. As part of the termination agreement, the Company agreed to broadcast a ten second spot advertisement promoting CNI’s internet website four times per day for three months. The Company has completed its obligation to air these spot advertisements.

In September 2004, the Company purchased from CNI for $1.65 million a television production and distribution facility located in Clearwater, Florida. Mr. Paxson had personally guaranteed the mortgage debt incurred by CNI in 1994 in connection with its acquisition of this facility. This debt was repaid from the proceeds of the Company’s acquisition of this facility. The Company utilizes this facility primarily as the Company’s network operations center from which the Company originates its network television signal. Prior to purchasing this facility, the Company leased it from CNI for a term expiring on June 30, 2008 at a rent rate of $16,700 per month. During the years ended December 31, 2004 and December 31, 2003, the Company incurred rental charges of $147,000 and $212,000, respectively, in connection with this lease.

In June 2005, the Company amended a master agreement between the Company and CNI. Under the prior agreement, the Company provided CNI with the right to broadcast its programming on the Company’s analog television stations during the hours of 1:00 a.m. to 6:00 a.m. and to use a portion of the digital broadcasting capacity of the Company’s television stations in exchange for CNI’s providing public interest programming. CNI also had the right to require those of the Company’s television stations that had commenced broadcasting multiple digital programming streams (‘‘digital multicasting’’) to carry CNI’s programming up to 24 hours per day, seven days per week, on one of the station’s digital programming streams (a ‘‘digital channel’’). The Master Agreement has a term of 50 years and is automatically renewable for successive ten year periods.

Pursuant to the June 2005 amendment, effective July 1, 2005, CNI relinquished its right to require the Company to broadcast its programming during the overnight hours on the analog signal of each of the Company’s stations, and accelerated the exercise of its right under the Master Agreement to require those of the Company’s television stations that have commenced digital multicasting (currently 52 of the Company’s 60 owned and operated television stations) to carry CNI’s programming up to 24 hours per day, seven days per week, on one of the station’s digital channels. CNI retains its existing right to require those of the Company’s stations that have not yet commenced digital multicasting (an additional 8 stations) to carry CNI’s programming up to 24 hours per day, seven days per week, on one of the station’s digital channels promptly following the date each such station commences digital multicasting. As consideration for the June 2005 amendment, the Company agreed to pay CNI an aggregate of $3.25 million, $2.0 million of which was paid during 2005, and the balance of which was paid on various dates during 2006. As of July 1, 2005, the Company ceased carrying CNI’s programming during the overnight hours on the analog signal of each of the Company’s stations, and commenced airing long form paid programming during these hours.

The Company has also entered into a letter agreement, dated June 13, 2005 (the ‘‘Services Agreement’’), with CNI pursuant to which the Company has agreed to provide satellite up-link and related services to CNI with respect to CNI’s digital television programming, and CNI has agreed to pay the Company a monthly fee of $19,432 (subject to increase if CNI elects to provide its programming to the Company in the form of tapes rather than a digital feed) for such services. The Company has the right to adjust the foregoing fee on an annual basis effective as of January 1 of each year during the term, commencing January 1, 2006, such that the fee is increased to an amount which proportionately reflects increases in the Company’s direct cost of providing the services plus an administrative charge of 10% of such direct costs. The term of the Services Agreement commenced July 1, 2005 and terminates December 31, 2010. CNI has the right to terminate the Services Agreement at any time upon the provision of 30 days’ prior written notice to the Company.

Arrangements with NBCU, NBC Palm Beach I and NBC Palm Beach II.

In addition to the 2005 Agreements, as defined and discussed under ‘‘Item 4. The Solicitation or Recommendation — (b) Background and Reasons for the Recommendation’’, the Company entered into a Call Agreement with NBC Palm Beach I, dated as of May 4, 2007 (‘‘NBCU Option II’’), pursuant to the Transaction Agreement. The summary of the NBCU Option II contained in ‘‘11. Terms of the Master Transaction Agreement and Other Material Agreements — Other Material Agreements and Transactions — Agreements and Additional Transactions Contemplated by the Master Transaction Agreement — NBCU Option II’’ of the Offer to Purchase is incorporated herein by reference. This summary is qualified in its entirety by reference to the NBCU Option II which is filed as Exhibit (e)(11) hereto and is incorporated herein by reference.

Arrangements with R. Brandon Burgess.

The Company entered into a three-year employment agreement with R. Brandon Burgess (‘‘Mr. Burgess’’) in connection with his appointment as the Company’s Chief Executive Officer effective November 7, 2005. Mr. Burgess receives a base annual salary of $1,000,000, is eligible for an annual performance bonus of not less than 100% of his base salary and received a signing bonus of $1,500,000. Mr. Burgess was granted 8,000,000 restricted stock units, which vest in four equal installments 18, 24, 36 and 48 months after November 7, 2005, subject to termination and acceleration of vesting under specified circumstances, and which entitle Mr. Burgess to receive one share of Class A Common Stock for each restricted stock unit, settled upon the earlier of his termination of employment or the 48 month anniversary of November 7, 2005. Mr. Burgess was also granted seven year options to purchase 16,000,000 shares of Class A Common Stock, 8,000,000 of which have an exercise price of $0.42 (the average closing price of the Class A Common Stock on the American Stock Exchange for the ten trading days immediately preceding November 7, 2005) and 8,000,000 of which have an exercise price of $1.25 per share. The options vest on the same schedule as the restricted stock units and are subject to termination or accelerated vesting under certain circumstances. The shares of Class A Common Stock that may be acquired upon settlement of the restricted stock units or exercise of the options are subject to restrictions on transferability and voting. If the Company terminates Mr. Burgess’ employment without cause, Mr. Burgess terminates his employment for good reason or Mr. Burgess’ employment terminates by reason of his death or disability, the options granted to Mr. Burgess shall be immediately forfeited and canceled and he shall receive $4,500,000, if such termination occurs on or prior to the 18-month anniversary of November 7, 2005, or $3,000,000 if such termination occurs after such 18-month anniversary. In addition, if Mr. Burgess’ employment is terminated by the Company without cause or by Mr. Burgess for good reason, he will be entitled to receive (a) two times his base salary, plus $1,000,000, if termination occurs on or prior to the 18-month anniversary of November 7, 2005, (b) two times his base salary, if such termination occurs following the 18-month anniversary of November 7, 2005 and following exercise of NBCU’s right to purchase the Company’s common stock beneficially owned by Mr. Paxson, or (c) $1,000,000 if such termination occurs following the 18-month anniversary of November 7, 2005, but where NBCU’s right to purchase the Company’s common stock beneficially owned by Mr. Paxson was not exercised (such applicable amount, the ‘‘severance amount’’). Generally, upon any termination, Mr. Burgess will also be entitled to the pro rata amount of base salary and bonus earned through the date of termination and, for terminations other than for cause, to continuation of health benefits for certain periods. If prior to the end of the term of the employment agreement the Company fails to make Mr. Burgess a bona fide offer to renew his employment for not less than one additional year, which offer is to be made not less than 180 days prior to the expiration of the term, then the Company shall pay Mr. Burgess the severance amount. The Company also reimbursed Mr. Burgess for $75,000 of his legal fees incurred in connection with the negotiation of his employment agreement.

Arrangements with Stephen P. Appel.

The Company entered into a three-year employment agreement with Stephen P. Appel (‘‘Mr. Appel’’), the Company’s President of Sales & Marketing, effective as of December 6, 2006. Mr. Appel’s base salary under the agreement is $475,000. Beginning with the 2007 fiscal year, Mr. Appel may receive an annual bonus of up to 100% of his base salary, 50% of which will be determined based on the Company’s achievement of financial targets established by the Company’s Compensation Committee for the award of bonuses to the Company’s senior management, and up to 50% of which will be determined based upon an evaluation of Mr. Appel’s individual performance against goals developed by the Chief Executive Officer. Mr. Appel may receive an additional bonus of up to 25% of his base salary based on the achievement of specific revenue objectives developed with the Company’s Chief Executive Officer. The Company may terminate Mr. Appel’s employment for cause, as defined in the agreement. If the Company terminates his employment for cause, it will pay Mr. Appel all accrued but unpaid base salary through the date of termination and any accrued benefits under employee benefit plans as of the date of termination. If the Company terminates Mr. Appel’s employment other than for cause or disability, it will pay him (a) severance in the form of continued payment of his base salary through the end of the employment term, but no less than 24 months, (b) all accrued but unpaid base salary through the date of termination, (c) all accrued but unpaid bonus compensation for any fiscal year completed as of the date of termination, payable at the same time such bonus payments are made to the Company’s other senior executives, (d) subject to the achievement of applicable performance criteria, a pro-rated annual bonus for the fiscal year of termination, and (e) any accrued benefits under employee benefit plans as of the date of termination. If the Company terminates Mr. Appel’s employment as a result of disability, it will pay him (w) all accrued but unpaid base salary through the date of termination, (x) all accrued but unpaid bonus compensation for any fiscal year completed as of the date of termination, payable at the same time such bonus payments are made to the Company’s other senior executives, (y) subject to the achievement of applicable performance criteria, a pro-rated annual bonus for the fiscal year of termination, and (z) any accrued benefits under employee benefit plans as of the date of termination. In the event of the death of Mr. Appel, the Company will pay to his estate (i) all accrued but unpaid base salary through the date of termination, (ii) all accrued but unpaid bonus compensation for any fiscal year completed as of the date of termination, payable at the same time such bonus payments are made to the Company’s other senior executives, and (iii) any accrued benefits under employee benefit plans as of the date of termination.

On March 7, 2001, the Company extended a $25,000 loan to Mr. Appel, the full amount of which remains outstanding. The principal amount of the loan is due and payable on the date that Mr. Appel’s employment is terminated for any reason. No interest accrues on the outstanding principal balance while Mr. Appel remains employed by the Company. After the termination of Mr. Appel’s employment, interest on the outstanding principal balance shall accrue at the highest lawful rate or nine percent per annum, whichever is less, until the loan is paid in full.

Arrangements with Richard Garcia.

Richard Garcia (‘‘Mr. Garcia’’) is employed as the Company’s Senior Vice President and Chief Financial Officer under an employment agreement that expires on December 31, 2007, subject to automatic annual renewal unless the Company or Mr. Garcia provides written notice of non-renewal at least 12 months prior to the expiration of the then current term. Mr. Garcia’s base salary under the agreement is $313,635 for calendar year 2007. Mr. Garcia may receive an annual bonus of up to 100% of his base salary, 65% of which will be determined based on the Company’s achievement of financial targets established by the Company’s Compensation Committee for the award of bonuses to the Company’s senior management, and up to 35% of which will be determined based upon an evaluation by the Company’s Chief Executive Officer, with the concurrence of the Company’s Compensation Committee, as to whether Mr. Garcia has satisfactorily performed the tasks associated with his position. The Company may terminate Mr. Garcia’s employment for cause, as defined in the agreement. If Mr. Garcia’s employment is terminated by reason of his death or disability or other than for cause, or if Mr. Garcia terminates his employment for good reason, as defined in the agreement, the Company will pay his base salary through the date of termination and will continue to pay Mr. Garcia or his estate, as the case may be, his base salary for one year (or two years, in the case of any such termination occurring within six months before or two years after a change of control) commencing six months after his last day of employment. In addition, the Company will pay him (a) the unpaid portion of any previously awarded bonus, (b) a pro-rated bonus for the fiscal year in which the termination occurs, payable if and when bonus awards for such fiscal year are made to other members of senior management, (c) all accrued but unused personal time off through the date of termination and (d) any accrued benefits under employee benefit plans as of the date of termination. If the Company terminates Mr. Garcia’s employment for cause, it will pay him (i) his base salary through the date of termination, (ii) the unpaid portion of any previously awarded bonus, (iii) all accrued but unused personal time off through the date of termination and (iv) any accrued benefits under employee benefit plans as of the date of termination.

Arrangements with Adam K. Weinstein.

Adam K. Weinstein (‘‘Mr. Weinstein’’) is employed as the Company’s Senior Vice President, Secretary and Chief Legal Officer under an employment agreement that expires on December 31, 2007, subject to automatic annual renewal unless the Company or Mr. Weinstein provides written notice of non-renewal at least 12 months prior to the expiration of the then current term. Mr. Weinstein’s base salary under the agreement is $273,000 for calendar year 2007. Mr. Weinstein may receive an annual bonus of up to 100% of his base salary, 65% of which will be determined based on the Company’s achievement of financial targets established by the Company’s Compensation Committee for the award of bonuses to the Company’s senior management, and up to 35% of which will be determined based upon an evaluation by the Company’s senior management, with the concurrence of the Company’s Compensation Committee, as to whether Mr. Weinstein has satisfactorily performed the tasks associated with his position. The Company may terminate Mr. Weinstein’s employment for cause, as defined in the agreement. If Mr. Weinstein’s employment is terminated by reason of his death or disability or other than for cause, or if Mr. Weinstein terminates his employment for good reason, as defined in the agreement, the Company will pay his base salary through the date of termination and will continue to pay Mr. Weinstein or his estate, as the case may be, his base salary for one year (or two years, in the case of any such termination occurring within six months before or two years after a change of control) commencing six months after his last day of employment. In addition, the Company will pay him (a) the unpaid portion of any previously awarded bonus, (b) a pro-rated bonus for the fiscal year in which the termination occurs, payable if and when bonus awards for such fiscal year are made to other members of senior management, (c) all accrued but unused personal time off through the date of termination and (d) any accrued benefits under employee benefit plans as of the date of termination. If the Company terminates Mr. Weinstein’s employment for cause, it will pay him (i) his base salary through the date of termination, (ii) the unpaid portion of any previously awarded bonus, (iii) all accrued but unused personal time off through the date of termination and (iv) any accrued benefits under employee benefit plans as of the date of termination.

Arrangements with Emma Cordoba.

Emma Cordoba (‘‘Ms. Cordoba’’) is employed as the Company’s Vice President, Director of Human Resources under an employment agreement that expires on December 31, 2007, subject to automatic annual renewal unless the Company or Ms. Cordoba provides written notice of non-renewal at least 12 months prior to the expiration of the then current term. Ms. Cordoba’s base salary under the agreement is $127,076 for calendar year 2007. Ms. Cordoba may receive an annual bonus of up to 50% of her base salary, 50% of which will be determined based on the Company’s achievement of financial targets established by the Company’s Compensation Committee for the award of bonuses to the Company’s senior management, and up to 50% of which will be determined based upon an evaluation by the Company’s senior management, with the concurrence of the Company’s Chief Executive Officer, as to whether Ms. Cordoba has satisfactorily performed the tasks associated with her position. The Company may terminate Ms. Cordoba’s employment for cause, as defined in the agreement. If Ms. Cordoba’s employment is terminated by reason of her death or disability or other than for cause, or if Ms. Cordoba terminates her employment for good reason, as defined in the agreement, the Company will pay her base salary through the date of termination and will continue to pay Ms. Cordoba or her estate, as the case may be, her base salary for the lesser of nine months or the remaining term under the employment agreement. In addition, the Company will pay her (a) the unpaid portion of any previously awarded bonus, (b) a pro-rated bonus for the fiscal year in which the termination occurs, payable if and when bonus awards for such fiscal year are made to other members of senior management, (c) all accrued but unused personal time off through the date of termination and (d) any accrued benefits under employee benefit plans as of the date of termination. If the Company terminates Ms. Cordoba’s employment for cause, it will pay her (i) her base salary through the date of termination, (ii) the unpaid portion of any previously awarded bonus, (iii) all accrued but unused personal time off through the date of termination and (iv) any accrued benefits under employee benefit plans as of the date of termination.

Arrangements with Dean M. Goodman.

Effective October 17, 2006, Dean M. Goodman (‘‘Mr. Goodman’’) entered into a separation agreement with the Company pursuant to which Mr. Goodman resigned his positions as the Company’s President, Chief Operating Officer and a member of the Company’s board of directors (the ‘‘Board’’). In connection with his resignation, Mr. Goodman received a lump sum payment of $3,000,000. In addition, the Company agreed to provide the following: (i) continued provision of health benefits for Mr. Goodman and his covered dependents for a period of two years (valued at approximately $21,100) or, if earlier, the date on which Mr. Goodman commences new employment with an employer that provides health insurance benefits to its senior executives generally; (ii) the assignment to Mr. Goodman of the life insurance policy owned by the Company insuring the life of Mr. Goodman; and (iii) the accelerated vesting of 1,333,333 restricted stock units and options to purchase 666,667 shares of the Company’s Class A Common Stock. The Company also agreed to terminate Mr. Goodman’s supplemental executive retirement plan and paid Mr. Goodman the balance of his vested benefits thereunder of approximately $375,000 in January 2007. Mr. Goodman is prohibited from engaging in certain lobbying, legislative and other activities until December 31, 2009. The separation agreement also provides for mutual releases by the Company and Mr. Goodman of all claims either party may have against the other.

Indemnification of Executive Officers and Directors; Directors’ and Officers’ Insurance.

After the Effective Time, the certificate of incorporation and by-laws of the Company shall contain provisions no less favorable with respect to indemnification than are currently set forth in the current certificate of incorporation and by-laws of the Company. The Transaction Agreement further provides that these provisions cannot be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect the rights of individuals who were directors, officers, employees, fiduciaries or agents of the Company at or before the Effective Time, unless such modification shall be required by law.

For a period of six years after the Effective Time, the Company has agreed, at its option, to either (i) purchase a tail policy of the directors’ and officers’ liability insurance which shall be in effect at the Effective Time, if available, and which shall contain substantially the same coverage and amount as, and contain terms and conditions no less advantageous, in the aggregate, than the coverage provided in the policies in effect prior to the closing of the Call Right or (ii) use its reasonable best efforts to maintain, if available, the policy or policies of directors’ and officers’ liability insurance maintained by the Company prior to the closing of the Call Right (provided that the surviving corporation may substitute therefor policies of at least the same coverage containing terms and conditions that are not materially less favorable), in either case with respect to matters occurring prior to the Effective Time. However, the Company is not obligated to pay more than $2,500,000 as a premium for the tail policy or an amount per year equal to 300% of current annual premiums paid by the Company for such insurance (which premiums the Company represents and warrants to be $940,000 in the aggregate), as the case may be. Proper provisions shall also be made so that — in the event of the Company’s consolidation or merger, where the Company will not be the continuing or surviving corporation, or transfer of all or substantially all of its properties and assets — such indemnification continues for the required period.

Treatment of Stock Options, Restricted Stock and Restricted Stock Units.

Effective as of immediately following the Effective Time, the Company shall take all necessary actions to adjust each outstanding option to purchase shares of Class A Common Stock (‘‘Company Stock Option’’) and each outstanding share of restricted stock or restricted stock unit (‘‘Company Restricted Stock’’) so as to give effect to the Reverse Stock Split.

In the event that, following such adjustment, the number of shares of Class A Common Stock subject to any adjusted Company Stock Option is less than one, then, except as otherwise agreed by the Company and the holder, the Company shall cause such adjusted Company Stock Option to be cancelled immediately following the Reverse Stock Split and the holder thereof shall be entitled to receive a cash payment (less applicable tax withholdings) equal to, for each share of Class A Common Stock subject to such Company Stock Option immediately prior to the Reverse Stock Split, the Offer Price minus the per share exercise price of such Company Stock Option immediately prior to the Reverse Stock Split. Company Stock Options that were issued on or after November 7, 2005 to any person who remains a full-time employee of the Company as of the date of the execution of the Transaction Agreement will remain outstanding and the holders thereof will not be entitled to the cash payment as aforesaid.

If, following the adjustment described above, the number of shares of Class A Common Stock subject to any adjusted Company Restricted Stock is less than one, then, except as otherwise agreed by the Company and the holder, the Company shall cause such adjusted Company Restricted Stock to be cancelled immediately following the Reverse Stock Split and the holder thereof shall be entitled to receive a cash payment (less applicable tax withholdings) equal to, for each share of Class A Common Stock subject to such restricted stock or restricted stock units immediately prior to the Reverse Stock Split, the Offer Price less any applicable exercise or purchase price. Company Restricted Stock that was issued on or after November 7, 2005 to any person who remains a full-time employee of the Company as of the date of the execution of the Transaction Agreement will remain outstanding and the holders thereof will not be entitled to the cash payment as aforesaid.

(2)    Arrangements with Offeror

Master Transaction Agreement

The summary of the Transaction Agreement contained in ‘‘11. Terms of the Master Transaction Agreement and Other Material Agreements — The Master Transaction Agreement’’ of the Offer to Purchase is incorporated herein by reference. This summary is qualified in its entirety by reference to the Transaction Agreement which is filed as Exhibit (e)(26) and is incorporated herein by reference.

Registration Rights Agreement for New Securities

The summary of the Registration Rights Agreement, dated as of May 4, 2007 (the ‘‘Registration Rights Agreement for New Securities’’), among the Company, NBCU and Offeror contained in ‘‘11. Terms of the Master Transaction Agreement and Other Material Agreements — Other Material Agreements and Transactions — Agreements and Additional Transactions Contemplated by the Master Transaction Agreement — The New Registration Rights Agreement’’ of the Offer to Purchase is incorporated herein by reference. This summary is qualified in its entirety by reference to the Registration Rights Agreement for New Securities which is filed as Exhibit (e)(27) hereto and is incorporated herein by reference.

Registration Rights Agreement for Series B Convertible Subordinated Debt

The summary of the Registration Rights Agreement, dated as of May 4, 2007 (the ‘‘Registration Rights Agreement for Series B Convertible Subordinated Debt’’), among the Company, NBCU and Offeror contained in ‘‘11. Terms of the Master Transaction Agreement and Other Material Agreements — Other Material Agreements and Transactions — Agreements and Additional Transactions Contemplated by the Master Transaction Agreement — Series B Subordinated Debt Registration Rights Agreement’’ of the Offer to Purchase is incorporated herein by reference. This summary is qualified in its entirety by reference to the Registration Rights Agreement for Series B Convertible Subordinated Debt which is filed as Exhibit (e)(28) hereto and is incorporated by reference.

Stockholders’ Agreement

The summary of the Stockholders’ Agreement, dated as of May 4, 2007 (the ‘‘Stockholders’ Agreement’’), among the Company, NBCU and Offeror contained in ‘‘11. Terms of the Master Transaction Agreement and Other Material Agreements — Other Material Agreements and Transactions — Agreements and Additional Transactions Contemplated by the Master Transaction Agreement — New Stockholders’ Agreement’’ of the Offer to Purchase is incorporated herein by reference. This summary is qualified in its entirety by reference to the Stockholders’ Agreement which is filed as Exhibit (e)(29) hereto and is incorporated herein by reference.

Warrant

Concurrently with the execution of the Transaction Agreement, the Company issued to Offeror a Class A Common Stock Purchase Warrant for the purchase of up to 100,000,000 shares of Class A Common Stock at an initial exercise price of $0.75 per share (the ‘‘Warrant’’). The Warrant is exercisable for a period of seven years from the date of issuance. This description of the Warrant is qualified in its entirety by reference to the form of Warrant which is filed as Exhibit (e)(30) and is incorporated herein by reference.

The Confidentiality Agreement

The Company and an affiliate of Offeror entered into a confidentiality agreement, dated as of February 1, 2007 (the ‘‘Confidentiality Agreement’’), in connection with the consideration of a possible negotiated transaction involving the Company. Under the Confidentiality Agreement, Offeror agreed, subject to certain exceptions, to keep confidential any non-public information concerning the Company and agreed to certain ‘‘standstill’’ provisions for the protection of the Company. This summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(31) hereto and is incorporated herein by reference.

NBCU Option I

The summary of the Call Agreement, dated as of May 4, 2007, by and between Offeror and NBC Palm Beach II (the ‘‘NBCU Option I’’) contained in ‘‘11. Terms of the Master Transaction Agreement and Other Material Agreements — Other Material Agreements and Transactions — Agreements and Additional Transactions Contemplated by the Master Transaction Agreement — NBCU Option I’’ of the Offer to Purchase is incorporated herein by reference. This summary is qualified in its entirety by reference to the NBCU Option II which is filed as Exhibit (e)(32) hereto and is incorporated herein by reference.

Item 4.    The Solicitation or Recommendation.

(a)    Solicitation Recommendation

At a meeting held on May 1, 2007, a special committee of the Board (the ‘‘Special Committee’’) recommended to the Board that it approve the Proposed Transaction, including the Tender Offer.

Based on the fairness opinion of Houlihan Lokey described below, the analyses and presentations of UBS described below and the Special Committee’s recommendation, in light of the options available to the Company and the relative rights of the holders of the Company’s various classes of stock, as well as the efforts undertaken by the Special Committee, and its advisors, to obtain favorable modifications to the terms of the Proposed Transaction that favor holders of the Company’s 13¼% cumulative junior exchangeable preferred stock, currently accruing dividends at a rate of 14¼% per annum (the ‘‘14¼% Preferred Stock’’) and the Company’s 9¾% Series A convertible preferred stock (the ‘‘9¾% Preferred Stock’’ and, together with the 14¼% Preferred Stock, the ‘‘Senior Preferred Stock’’), the Board has, among other things:

(i)	determined that the Tender Offer is fair to, and in the best interests of, the holders of shares of Class A Common Stock and, subject to the Board’s ability to withdraw its recommendation if it determines that such recommendation is inconsistent with its fiduciary duties, recommended that such holders accept the Tender Offer and tender their shares pursuant to the Tender Offer;

(ii)	authorized the Company to enter into, execute and deliver the Transaction Agreement;

(iii)	authorized the Company to enter into, execute and deliver the other agreements that are either included or summarized within the exhibits to the Transaction Agreement or otherwise contemplated thereby;

(iv)	declared advisable the amendment to the Certificate of Incorporation of the Company to provide for the Reverse Stock Split; and

(v)	declared that approval of the transactions contemplated by the Transaction Agreement constitutes approval necessary to render Section 203 of the General Corporation Law of Delaware (‘‘DGCL’’) inapplicable to the Tender Offer and the transactions contemplated by the Transaction Agreement.

A letter to the Company’s stockholders communicating the Board’s recommendation is filed herewith as Exhibit (a)(2)(A) and is incorporated herein by reference in its entirety.

(b)	Background and Reasons for the Recommendation

Background of the Proposed Transaction

On September 15, 1999, the Company, National Broadcasting Company, Inc. (NBCU’s predecessor), NBC Palm Beach I and NBC Palm Beach II entered into various agreements (the ‘‘Initial NBCU Investment’’), including an investment agreement, pursuant to which NBC Palm Beach I purchased 41,500 shares of the Company’s 8% Series B convertible exchangeable preferred stock (the ‘‘Series B Preferred Stock’’) and NBC Palm Beach II acquired warrants to purchase up to a total of 32,032,127 shares of Class A Common Stock for an aggregate price of $415 million. On the same date, NBC Palm Beach II entered into a call agreement with Lowell W. Paxson, Second Crystal Diamond Limited Partnership and Paxson Enterprises, Inc. (collectively, the ‘‘Paxson Stockholders’’), to which the Company was not a party (the ‘‘Call Agreement’’). Under the Call Agreement, the Paxson Stockholders granted NBC Palm Beach II the right to purchase all of the 8,311,639 shares of the Company’s Class B common stock (the ‘‘Class B Common Stock’’) beneficially owned by the Paxson Stockholders and the right to designate a nominee to purchase all of those shares on the terms and conditions set forth in the call agreement.

Over the next several years, the Company experienced substantial operating losses in its core network television business. In September 2002, the Company engaged a nationally-recognized investment banking firm to explore strategic alternatives, including a sale of the Company, and in August 2003 the Company engaged a second such firm for the same purpose. These firms attempted to locate potential acquirors, investors and strategic partners for the Company. Although the Company engaged in exploratory discussions with several parties, the Company’s complex and overly leveraged capital structure proved a substantial deterrent to potential acquirors and investors, and by early 2005 the Company had failed to identify any third party that was willing to enter into a strategic transaction with the Company on acceptable terms. In September 2004, a dispute arose between the Company and NBCU regarding the resetting of the dividend rate on the Series B Preferred Stock. The ensuing litigation resulted in the dividend rate on the Series B Preferred Stock being reset to 28.3%, instead of 16.2% as had been determined by an investment banking firm engaged by the Company.

During the first quarter of 2005, the Company and Mr. Paxson began discussions with NBCU regarding a potential restructuring of NBCU’s investment in the Company, which ultimately led to the transactions between the Company and NBCU entered into on November 7, 2005. On that date, the Company entered into various agreements with NBCU, Mr. Paxson and affiliates of each of NBCU and Mr. Paxson (the ‘‘2005 Agreements’’), pursuant to which the parties agreed, among other things, to the following:

•	the Company and NBCU amended the terms of NBCU’s investment in the Company, including the terms of the Series B Preferred Stock NBCU then held;

•	NBCU agreed that it or its transferee would make a tender offer for all outstanding shares of Class A Common Stock concurrently with the earliest of NBC Palm Beach II’s exercise or transfer of its Call Right or NBC Palm Beach I’s transfer of a control block of its Series B Preferred Stock;

•	NBC Palm Beach I agreed to return a portion of its Series B Preferred Stock to the Company if NBC Palm Beach II’s Call Right was not exercised, which either NBC Palm Beach I or the Company would distribute to the holders of Class A Common Stock (other than Mr. Paxson); and

•	the Company agreed to purchase all of the common stock of the Company held by Mr. Paxson if NBC Palm Beach II’s Call Right expired unexercised or failed to close within a prescribed time frame.

Pursuant to the Call Agreement, the Paxson Stockholders granted NBC Palm Beach II (or its permitted transferee) the right to purchase all of the Call Shares. The Call Agreement permits NBC Palm Beach II to transfer the Call Right to a permitted transferee who both meets certain requirements specified in the Call Agreement and is approved by the Board. The Call Agreement requires that if NBC Palm Beach II exercises or transfers the Call Right, then NBC Palm Beach II or its permitted transferee would make a tender offer for all of the Shares at a price per Share of $1.25, increasing at a rate per annum equal to 10% from October 1, 2005 through the date of the commencement of the Tender Offer. The Call Right expires at 11:59 p.m. Eastern Time on May 6, 2007. Under the Company Stock Purchase Agreement, dated November 7, 2005, by and among the Paxson Stockholders and the Company, if NBC Palm Beach II, its permitted transferee or a third party has not commenced a tender offer of the Call Shares by May 6, 2007, the Company would be required to purchase all of the Call Shares from the Paxson Stockholders. On November 6, 2005, Mr. Paxson, the Company’s controlling stockholder, resigned as the Chairman of the Board and a director and on November 7, 2005, Mr. Burgess was appointed chief executive officer of the Company.

Following the restructuring of NBCU’s investment in the Company, in December 2005 the Company refinanced all of its senior debt, issuing an aggregate of $1.13 billion of first and second lien senior secured debt that matures in 2012 and 2013, under which the Company is permitted to incur up to an additional $650 million of subordinated debt. As the Company’s business operations continued to provide insufficient cash flow to support its debt service requirements and to pay cash dividends on and meet the redemption requirements of its preferred stock, the Company determined that it needed to develop strategic alternatives, including a restructuring of its preferred stock and locating a strategic partner for the Company.

In late March or early April 2006, representatives of Citadel Limited Partnership (‘‘CLP’’) and NBCU met with Mr. Burgess, President and Chief Executive Officer of the Company, to discuss a potential restructuring transaction of the Company.

On April 1, 2006, the Board engaged UBS Securities (‘‘UBS’’) to advise the Company with respect to its corporate financial strategy, including appropriate balance sheet management and assessment of its capital raising and shareholder value creation alternatives.

On April 11, 2006, following a presentation by UBS, the Board began considering a potential restructuring of the Company’s preferred stock, including either a negotiated conversion of preferred stock for common equity or an exchange offer of preferred stock for convertible debt. The Company determined that, due to the existing contractual relationships with NBCU arising from the 1999 and 2005 transactions, both alternatives required the Company to negotiate with NBCU.

In light of the relatively short exercise period of the NBCU Call Right (18 months from November 2005), and the likelihood that NBCU’s inability to acquire control of the Company due to FCC ownership restrictions would lead NBCU to seek to identify a third party to which it could transfer the Call Right prior to expiration, the Company determined to again explore potential strategic alternatives, which could be implemented in combination with NBCU’s rights or independently. On June 23, 2006, the Board formed the Special Committee in order to explore potential strategic transactions and pursue third-party expressions of interest in the Company. The Special Committee at all times consisted of directors Patrick, Smith, Rajewski and Salhany, all of whom are independent. Mr. Patrick is the Chairman and Mr. Smith is the Vice Chairman of the Special Committee.

The Board authorized and empowered the Special Committee to (i) explore potential strategic transactions and pursue third party expressions of interest in the Company which could result in a strategic transaction, (ii) determine whether any proposed strategic transaction is in the best interests of the Company and its stockholders, (iii) participate in the negotiation of the terms of any such strategic transaction, if the Special Committee determined that to do so would be in the best interests of the Company and its stockholders, (iv) review and evaluate any term sheets and proposed definitive agreements with respect to a strategic transaction, and (v) make recommendations to the Board as to whether the Company should enter into any proposed strategic transaction and, in connection therewith, that the Board adopt and approve such agreements between the Company and the counterparty to such strategic transaction, such other agreements to which the Company is a party, and any amendments to the certificate of incorporation or by-laws of the Company, in each case as the Special Committee determined was necessary or appropriate in connection with such strategic transaction, on such terms as recommended by the Special Committee, and approved by the Board.

The Board further authorized the Special Committee to retain, at the Company’s expense, on such reasonable terms as the Special Committee should approve, such advisors to the Special Committee, including legal counsel and financial advisors, as it should determine to be necessary and advisable to carry out its responsibilities, and authorized the Chairman of the Special Committee to enter into any retainer, engagement or similar agreements with any such advisors so engaged.

During July 2006, the Company continued working with UBS to develop potential restructuring proposals. Representatives of UBS and the Company and Holland & Knight LLP (‘‘Holland & Knight’’), the Company’s legal advisors, met with NBCU and its financial advisors to discuss restructuring alternatives. On July 11, 2006, the Special Committee met to engage in a working meeting with NBCU and appointed Pillsbury Winthrop Shaw Pittman LLP (‘‘Pillsbury Winthrop’’) as legal counsel to the Special Committee and Lazard Freres & Co. LLC (‘‘Lazard’’) as financial advisor to the Special Committee. On July 27, 2006, the Board approved the engagement of Pillsbury Winthrop as legal counsel to the Special Committee and Lazard as financial advisor to the Special Committee.

During September and October 2006, the Company and UBS continued to work on developing restructuring alternatives for the Company, which conceptually involved offering the holders of the Company’s preferred stock the opportunity to exchange their preferred stock for newly-issued subordinated debt. The Company, UBS and Holland & Knight met with NBCU and its financial advisors to discuss various proposals in which NBCU would participate in an exchange offer. At the Board’s regularly scheduled meeting on September 7, 2006, Mr. Burgess updated the Board on the status of these efforts and the progress of discussions with NBCU, Holland & Knight briefed the Board on matters relating to fiduciary duties, and the Board discussed the costs and expenses of effectuating a restructuring or exchange transaction and the prospects for successfully executing a restructuring or exchange transaction along the lines of that being discussed with NBCU.

During the first week of October 2006, representatives of the Company and UBS continued to work on developing a proposed exchange offer transaction and to discuss with NBCU the terms on which NBCU would be prepared to participate in an exchange offer involving all classes of the Company’s outstanding preferred stock. On October 4, 2006, the Special Committee met, in consultation with Lazard, to review a recapitalization proposal by NBCU. During this meeting, the members of the Special Committee, in consultation with Lazard, considered a comparison of recoveries to various investors and the pro forma capital structure under the NBCU recapitalization proposal as of the completion of 2006 and the completion of 2008. Lazard responded to various questions of the members of the Special Committee relating thereto.

At the conclusion of the meeting the Special Committee instructed Lazard to further analyze the NBCU proposal and to develop alternative proposals for consideration by the Special Committee and its advisors.

On October 5, 2006, at a regularly scheduled meeting of the Board, Mr. Burgess updated the Board on the status of the Company’s efforts to pursue balance sheet restructuring alternatives. He reviewed the advice of UBS, the proposed role of NBCU in an exchange offer and the advantages and disadvantages of various alternative strategies. He noted that the terms on which NBCU appeared to be interested in participating in a potential exchange offer remained significantly different from those which the Company had proposed. Mr. Patrick reported to the Board on the status of the Special Committee’s efforts to develop strategic alternatives for the Company, and on the status of negotiations with NBCU seeking to develop a basis for a comprehensive exchange offer in which NBCU would participate.

On October 20, 2006, representatives of the Company, UBS and Holland & Knight met with the Special Committee, Pillsbury Winthrop and Lazard to review analyses of the Company performed by Lazard and by UBS, and to consider potential issues that might arise if an exchange offer were conducted without consensus among the various classes of preferred stock and debt. The Special Committee, Lazard and UBS discussed the NBCU recapitalization proposal, and compared such proposal to potential alternative proposals developed by Lazard and UBS. The Special Committee made inquiry regarding, and challenged the assumptions underlying, Lazard’s and UBS’s analysis of such proposals.

The Special Committee, Lazard, UBS and Pillsbury Winthrop discussed potential issues arising if an exchange offer or other recapitalization structure were pursued without consensus among the various classes of preferred stock and debt of the Company, including the potential ability of NBCU to block any alternative structure by virtue of its rights under the 2005 Agreements.

Also during this meeting, upon inquiry by the Special Committee, representatives of Pillsbury Winthrop reviewed for the Special Committee its duties under applicable law in the context of such recapitalization proposals, including the fiduciary duties of the members of the Special Committee.

At a meeting of the Board on November 1, 2006, Mr. Patrick updated the Board on the Special Committee’s outline of a restructuring plan. He stated that the Special Committee had presented the plan to NBCU earlier in the week during a meeting with senior executives of NBCU, noting that the terms proposed by the Company remained significantly different from those proposed by NBCU’s financial advisors. At the meeting, the directors discussed the status of the proposed exchange offer transaction, the impact of NBCU’s participation or non-participation in any restructuring transaction, actions that the Company would be advised to take if NBCU were to agree to participate in a restructuring transaction, the Company’s options if NBCU did not agree to participate in a restructuring transaction, the Company’s capital structure, the terms of the 2005 Agreements, NBCU’s rights and options in respect of the May 2007 trigger date, the Company’s communication strategy and, with respect to any recapitalization, the effect of a restructuring transaction on the Company’s sales in the general market.

Despite significant negotiations over a period of several months, the Company and NBCU were unable to agree on the terms of a proposed exchange offer, and during the second week of November 2006, negotiations regarding the proposal ended.

Mr. Burgess met with various investors during November and December 2006 to continue discussions regarding a potential financial restructuring transaction. On November 15, 2006, representatives of Citadel Limited Partnership met with Mr. Burgess in West Palm Beach, Florida to discuss the status of NBCU’s activities regarding a restructuring transaction as well as the status of the Company’s business. On November 21, 2006, representatives of CLP held further in-person discussions with Mr. Burgess in New York, New York.

At a meeting of the Board on December 8, 2006, the directors discussed FCC ownership issues relating to the election of additional directors to the board by holders of the Company’s preferred stock that was not timely redeemed and the May 2007 expiration of NBCU’s Call Right.

On January 10, 2007, a representative of CLP communicated with Mr. Patrick, Chairman of the Board, and other members of the Board regarding a potential waiver of the provisions of Section 203 of the DGCL, which regulates business combinations with interested stockholders. From January 10, 2007 through January 13, 2007, teleconferences between Fried, Frank, Harris, Shriver & Jacobson LLP (‘‘Fried Frank’’), counsel to CLP, Shearman & Sterling LLP (‘‘Shearman & Sterling’’), counsel to NBCU, Holland & Knight and Pillsbury Winthrop were held to discuss the requirements of Section 203 of the DGCL. For a description of Section 203 of the DGCL, see ‘‘Item 8. Additional Information.’’

On January 10, 2007, the Board received a letter from CLP and NBCU seeking a limited waiver of the provisions of Section 203 of the DGCL.

On January 15, 2007, the Board approved the limited waiver under Section 203 of the DGCL and sent a letter to NBCU and CLP notifying them of this approval.

On January 17, 2007, the Board received a letter from NBCU and CLP that set forth the terms of an equity restructuring transaction proposed by CLP and NBCU (the ‘‘Proposed Transaction’’) and requested that the Board approve Offeror as a permitted transferee pursuant to the Call Agreement. The Board also received a copy of a letter of intent between NBCU and CLP under which both NBCU and CLP agreed to deal exclusively with each other, through May 7, 2007, with respect to a proposed restructuring transaction involving the Company, with NBCU waiving certain rights to terminate the exclusivity arrangement on or after March 31, 2007.

On January 22, 2007, the Special Committee met to discuss the recapitalization proposal by NBCU and CLP. At such meeting, the Special Committee and a representative of Pillsbury Winthrop met with representatives of certain holders of the Company’s 14¼% Preferred Stock purporting to represent a group holding in excess of 65% of the outstanding shares of the 14¼% Preferred Stock (the ‘‘14¼% Ad Hoc Group’’). The representatives of the 14¼% Ad Hoc Group expressed dissatisfaction with the Proposed Transaction, and encouraged the Special Committee to consider a proposal to be developed by the 14¼% Ad Hoc Group, but such alternative proposal was not yet prepared.

After the departure of the 14¼% Ad Hoc Group, the Special Committee determined to engage its advisors to be prepared to analyze and respond to any proposal delivered by the 14¼% Ad Hoc Group. The Special Committee discussed the likelihood of NBCU having the ability to block any alternative transaction by virtue of its rights under the 2005 Agreements.

The Special Committee also identified certain issues arising out of the Proposed Transaction, including the issue that such proposal required a self-tender by the Company for its outstanding shares of Class A Common Stock and consent of certain third parties.

On January 23, 2007, representatives of CLP and NBCU, together with their respective advisors, met with the Board and its advisors to discuss the terms of the Proposed Transaction. On January 25, 2007, CLP commenced its due diligence review of the Company.

On January 30, 2007, the Board met with UBS to discuss the terms of the Proposed Transaction and to discuss the Board’s interaction with representatives of the 14¼% Ad Hoc Group.

On February 1, 2007, the Company entered into a confidentiality agreement with CLP with respect to confidential information that the Company would be disclosing to CLP in connection with

CLP’s due diligence review of the Company. On February 2, 2007, representatives of CLP met with the Company’s senior management team at the Company’s offices in West Palm Beach, Florida for additional due diligence. On the same date, the Special Committee met to discuss communications to date with NBCU, CLP, and the 14¼% Ad Hoc Group. The Special Committee discussed issues relating to the Proposed Transaction and met with representatives of the 14¼% Ad Hoc Group.

At such meeting, the Special Committee inquired of Lazard as to the comparison of recoveries to various investors, the value to common stockholders and the pro forma capital structure as between the various proposals, and as to such elements the proposals had in common so as to begin to develop a structure optimal to the Company that would maximize values to the stockholders and have minimal execution risk. Lazard and Pillsbury Winthrop advised the Special Committee as to the difficulty of completing a proposal without the participation of NBCU due to its rights under the 2005 Agreements.

The Special Committee determined that Lazard should continue to engage with the respective proponents of the proposals, with a view towards achieving a structure optimal to the Company, maximizing the value to its stockholders and having a substantial likelihood of success. The Special Committee recognized, in consultation with Lazard and Pillsbury Winthrop, that such a structure would require the participation of NBCU in order to minimize execution risk.

On February 5, 2007, Pillsbury Winthrop addressed the Board on the subject of the fiduciary duties of directors to the common and preferred stockholders, and the financial advisors gave a presentation outlining the status of the review of the Proposed Transaction and contemplated modifications to the Proposed Transaction. The directors discussed with counsel fiduciary duties, fairness of the overall transaction, communications with holders of preferred stock, the valuation of the Company, past actions to facilitate offers and strategic alternatives for the Company, capital structure issues facing the Company, strategies with respect to the Proposed Transaction, directors’ and officers’ insurance coverage and the Company’s ability under its credit facilities to incur additional debt.

On or about February 16, 2007, CLP and the Company entered into a confidentiality agreement with respect to confidential information that CLP would be disclosing to the Company in connection with CLP’s due diligence review of the Company. On or about February 16, 2007, CLP and the Company entered into a confidentiality agreement with respect to the disclosure of information by CLP to the Company. In the middle of February 2007, CLP provided financial and other information to the Company as part of the Company’s due diligence efforts.

On February 16, 2007, the Board approved Offeror as a permitted transferee of the Call Right under the Call Agreement.

On February 16, 2007, the 14¼% Ad Hoc Group presented a proposal to the Board for a proposed recapitalization transaction (the ‘‘14¼% Ad Hoc Proposal’’) in which all of the Company’s outstanding preferred stock and common stock would be cancelled and exchanged for other securities in a merger or a voluntary bankruptcy, which the Board then discussed. The Board determined that the Special Committee would be responsible for controlling and directing all efforts in dealing with third parties and the evaluation of their proposals, and would delegate to the Company’s management responsibility for coordinating negotiations with potential transaction parties.

On February 22, 2007, NBCU, NBC Palm Beach II and Offeror entered into the Call Right Transfer Agreement in accordance with the Call Agreement. The Call Right Transfer Agreement required that, before Offeror agreed to assume the rights and obligations of NBC Palm Beach II under the Call Agreement, the Board must approve the Proposed Transaction. On February 22, 2007, the Board received a letter from NBCU and CLP setting forth certain modifications to the terms of the Proposed Transaction improving the terms of the proposal to the Company and its stockholders pursuant to discussions between Lazard, NBCU and CLP.

On February 26, 2007, UBS and Lazard gave a presentation on, and the Board discussed, the revised Proposed Transaction and the 14¼% Ad Hoc Proposal. As the 14% Ad Hoc Proposal provided that it would be implemented through a merger or a voluntary bankruptcy filing, the Board discussed the impracticality of the merger aspect of the proposal given the rights of NBCU that could block such a transaction and the potential adverse effects on the Company’s business operations that would be likely to result from a voluntary bankruptcy.

On February 27, 2007, the Company retained Skadden, Arps, Slate, Meagher & Flom LLP (‘‘Skadden’’) to represent it in connection with certain matters related to the Proposed Transaction.

On March 5, 2007, Skadden presented the Board with a status overview of the various aspects of the recapitalization process and a presentation on the fiduciary duties of directors to the common and preferred stockholders. The Board then concluded that UBS and Lazard should prepare proposed counteroffers to both the Proposed Transaction and the 14¼% Ad Hoc Proposal, and that the financial advisors should pursue an indication of interest the Company received from an investment firm (‘‘Company A’’).

On March 12, 2007, the Special Committee met to consider issues regarding the 14¼% Ad Hoc Proposal, the indication of interest from Company A, the Proposed Transaction and certain other proposals of third parties still in stages of development. Lazard and Pillsbury Winthrop summarized for the Special Committee certain issues raised by the proposals, and described certain potential solutions and counterproposals. The members of the Special Committee, with advice from Lazard and Pillsbury Winthrop, discussed such issues and the advisability of developing a counterproposal designed to be optimal for the Company and acceptable to NBCU, CLP and the 14¼% Ad Hoc Group. The Special Committee requested that Lazard prepare a counterproposal incorporating elements of the Proposed Transaction and the proposal of the 14¼% Ad Hoc Group.

On March 14, 2007, the Board received a letter from CLP and NBCU informing the Company that NBCU and CLP entered into a letter agreement, amending the letter of intent between the parties. This amendment eliminated NBCU’s right to terminate the exclusivity period if the Board did not approve the Proposed Transaction by March 31, 2007.

On March 16, 2007, representatives of CLP and NBCU met with representatives of the Company and its financial advisors to discuss feedback from the Board with respect to the Proposed Transaction. CLP and NBCU requested the Company send a formal response to its transaction proposal.

On March 19, 2007, the Board sent CLP and NBCU a letter setting forth certain concerns it had with respect to the Proposed Transaction and requesting that CLP and NBCU make certain revisions to the Proposed Transaction, including enhanced recoveries to the holders of the Senior Preferred Stock, an infusion of new capital into the Company and elimination of the back-end merger portion of the Proposed Transaction.

On March 29, 2007, the Board received a letter from NBCU and CLP describing revisions to the terms of the Proposed Transaction which NBCU and CLP were prepared to make to address the concerns raised by the Board in its March 19, 2007 letter to CLP and NBCU. On March 30, 2007, the Company and its counsel received a draft of the Transaction Agreement from CLP and NBCU, and those parties conducted a call with representatives of the Company, the Board and their respective advisors to discuss the terms of the revised proposal.

Between March 29, 2007 and April 9, 2007, representatives of CLP, NBCU, the Special Committee and the Company and their respective advisors participated in frequent discussions regarding the terms of the Proposed Transaction.

On April 3, 2007, the Special Committee met to consider certain issues raised by the Proposed Transaction, as revised, and to discuss whether any other proposals would be forthcoming. A representative of CLP made a presentation to the Special Committee describing the terms of the Proposed Transaction and the changes to the Proposed Transaction that had been made by CLP and NBCU in response to the concerns communicated by the Company, the Special Committee and the Board to CLP and NBCU. This presentation also set forth a summary of the Company’s capital structure that would result from the Proposed Transaction.

After such presentation, and follow-up questions from the Special Committee, Lazard, Skadden and Pillsbury Winthrop summarized for the Special Committee certain improvements and issues raised by the amended Proposed Transaction.

The Special Committee, Company management, Lazard, Skadden, Holland & Knight and Pillsbury Winthrop discussed updating solvency opinions and analysis, business plan scenarios, pre- and post- May 7, 2007 analysis (including the relative value to the Company’s Class A Common Stock of the $1.46 Offer Price compared with the shares of Series B Preferred Stock that would be forfeited to such holders by NBCU post May 7, 2007 in the event the Call Right were not exercised), market check activities including updates on prior contacts and discussions over the past five years and the possibility of seeking new discussions, negotiations with NBCU, CLP and holders of the preferred stock. The Special Committee compared the strategic alternatives and concluded that its advisors should continue to communicate with NBCU, CLP and the 14¼% Ad Hoc Group regarding their respective proposals, and to encourage communication between them, while seeking any alternative proposals and developing a Company proposal designed to maximize value to the Company’s stockholders while achieving consensus so as to maximize the likelihood of success.

At such meeting, UBS presented its analysis of the amended Proposed Transaction. The members of the Special Committee discussed with UBS the underlying assumptions in the analysis and pushed to understand the parameters of the model in which the analysis was determined. Members of the Special Committee requested additional valuation of the Company’s preferred securities using market data of preferred securities trades in similar circumstances. The Company’s financial advisors reported that no further response had been received from Company A. Representatives of the Company and the Board held a meeting with representatives of the 14¼% Ad Hoc Group and representatives of CLP and NBCU to discuss the competing transaction proposals.

On April 6, 2007, a third party (‘‘Company B’’) submitted a proposal to the Special Committee providing for (i) a cash tender offer for all of the shares of the Company’s Class A Common Stock at the price contemplated by the Call Agreement, (ii) a cash tender offer for all of the shares of the Senior Preferred Stock and (iii) a purchase of Series B Preferred from NBCU (the ‘‘Company B Proposal’’). The Special Committee expressed concern about the Company B Proposal given NBCU’s contractual rights under the 2005 Agreements and the likely resistance by NBCU to the acquisition of its position as proposed.

On April 9, 2007, the Special Committee met telephonically to consider the Company B Proposal. The Special Committee invited representatives of Company B to attend an in-person meeting of the Special Committee to present its proposal. Company B declined. The Special Committee concluded that its financial and legal advisors should continue discussions with Company B to seek possible improvements of its proposal.

On April 10, 2007, the Company was provided a copy of a letter agreement between CLP and NBCU extending the exclusivity period under their letter of consent from May 7 to November 7, 2007.

On April 11, 2007, the Company entered into a confidentiality agreement with Company B, and the Board received a letter from CLP and NBCU describing certain modifications to the terms of the Proposed Transaction made in response to the discussions held among CLP, NBCU and the Company between March 29, 2007 and April 9, 2007. These modifications related primarily to enhancing recoveries to holders of Senior Preferred Stock.

On April 11, 2007, the Special Committee met to consider issues related to the Proposed Transaction, the Ad Hoc Proposal and the Company B Proposal. CLP and NBCU presented a revised proposal to the Special Committee. Taking into consideration, among other things, the relative values of the proposals to the Company and its stockholders, particularly the holders of the Class A Common Stock, the significant execution risk of the 14¼% Ad Hoc Proposal and Company B Proposal (posed by certain conditions to such proposals and by the potential of NBCU to block such proposals), the strategic advantages cited by Company management of an alliance with NBCU and the financial strength of CLP, the Special Committee voted unanimously to proceed with negotiating documentation with respect to the Proposed Transaction, while continuing discussions with the other proponents to seek improvements in the terms of their respective proposals.

On April 13, 2007, representatives of the Company, the Board and its advisors hosted a meeting with the 14¼% Ad Hoc Group and its advisor and representatives of CLP and NBCU. At the meeting, the 14¼% Ad Hoc Group presented a revised transaction proposal to CLP and NBCU that provided enhanced recovery to NBCU and an option to acquire majority control. On the same day, the Company received an updated draft of the Transaction Agreement from CLP and NBCU which was changed to reflect the revised terms of the Proposed Transaction. On April 15, 2007, the Special Committee met telephonically to consider the revised proposal submitted by the 14¼% Ad Hoc Group and to consider certain issues raised by the Proposed Transaction and the Company B Proposal. The Special Committee revisited with its advisors the question of the ability of NBCU to block alternative transactions.

Between April 17, 2007 and April 20, 2007, the Company received drafts of various transaction documents from CLP and NBCU.

On April 22, 2007, the Company’s advisors provided an issues list to CLP and NBCU that set forth the Company’s primary concerns regarding the draft of the Transaction Agreement. On April 23, 2007, a representative from CLP met with the Board to discuss the Proposed Transaction. At the same meeting, the Board’s financial advisors also reviewed the status of the Company’s recapitalization efforts and the key terms of the Proposed Transaction and proposals from each of the 14¼% Ad Hoc Group and Company B. On April 24, 2007, the Company provided a revised draft of the Transaction Agreement to CLP and NBCU. Also on April 24, 2007, representatives of Fried Frank, Shearman & Sterling, Holland & Knight, Pillsbury Winthrop and Skadden met in New York, New York to discuss the Transaction Agreement. On April 25, 2007 representatives of Fried Frank, Shearman & Sterling, Holland & Knight, Pillsbury & Winthrop and Skadden held a teleconference to further discuss and clarify issues raised by the Company’s draft of the Transaction Agreement.

On April 27, 2007, the Special Committee and representatives of the Company, CLP and NBCU and their respective counsel met and discussed the terms of the Proposed Transaction, certain issues raised thereby, and potential revisions to those terms, and to consider the various alternative courses of action, including alternative financing proposals available to the Company. NBCU and CLP presented a revised proposal to the Special Committee. At the conclusion of this meeting, the Special Committee determined that it was unable to take a position with respect to the Proposed Transaction at that time. The Special Committee reached this conclusion because it had not yet completed full and deliberate evaluation of the material terms and provisions of such proposal as amended and the 14¼% Ad Hoc Group and Company B Proposals.

On April 29, 2007, the Special Committee and representatives of the Company met telephonically with CLP and its representatives to consider their presentation of what they regarded as further improvements of the terms resulting from negotiations with the Company’s financial advisors of the Proposed Transaction.

On April 30, 2007, the Board received a letter from CLP and NBCU describing certain additional modifications to the terms of the Proposed Transaction made in response to the meeting with the Special Committee on April 27, 2007 and the conference call with the Special Committee on April 29, 2007. These modifications primarily included an increase in coupon on the exchange securities and protection in respect of mandatory conversion.

On May 1, 2007, the Special Committee met to consider the Proposed Transaction and the possibility of other sources of financing for the Company, including the 14¼% Ad Hoc Group. The Special Committee met with representatives of certain holders of the 9¾% Preferred Stock (the ‘‘9¾% Ad Hoc Group’’). The 9¾% Ad Hoc Group proposed a restructuring proposal that included a tender offer for the Class A Common Stock, a cash investment in additional subordinated debt of the Company, and an exchange offer for the Senior Preferred Stock. After further discussions, taking into consideration, among other things, the relative values of the proposals to the Company and its stockholders, particularly the holders of the Class A Common Stock, the significant execution risk of the 14¼% Ad Hoc Proposal and the Company B Proposal (posed by certain conditions to such proposals and by the potential of NBCU to block such proposals), the strategic advantages cited by Company management of an alliance with NBCU and the financial strength of CLP, substantial improvements of the economic and non-economic terms of the Proposed Transaction, the views of management, the presentations of Skadden and Pillsbury Winthrop regarding the key terms of the Proposed Transaction and the Special Committee’s duties under applicable law in the context of such recapitalization proposals, the analysis of the various proposals presented by UBS, and the opinion (described orally to the Special Committee by a representative of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. (‘‘Houlihan Lokey’’)) proposed to be delivered to the Board to the effect that, as of such date, and based upon and subject to the factors, limitations and assumptions set forth in its written opinion, the $1.46 per share consideration to be received by holders of Class A Common Stock in the Tender Offer was fair, from a financial point of view, to the holders of Class A Common Stock, the Special Committee voted unanimously to recommend that the Board move forward with the Proposed Transaction.

At a special meeting of the Board held on May 1, 2007, representatives of Holland & Knight, Skadden and Pillsbury Winthrop made a presentation to the Board regarding the key terms of the proposed Transaction Agreement and other transaction documents, focusing on conditions to the closing of the proposed exchange offer and contingent exchange. At this meeting, Houlihan Lokey provided its financial analysis regarding the Proposed Transaction and provided an oral opinion, later confirmed in writing, to the effect that, as of such date, and based upon and subject to the factors, limitations and assumptions set forth in its written opinion, the $1.46 per share consideration to be received by holders of Class A Common Stock in the Tender Offer was fair, from a financial point of view, to the holders of Class A Common Stock. The full text of the written opinion of Houlihan Lokey, dated May 3, 2007, is attached as Annex I to this Statement. For more information with respect to the Houlihan Lokey opinion, see ‘‘Item 4. The Solicitation or Recommendation — (d) Opinion of Houlihan Lokey’’ below. Also at that meetings, management presented its views of the Proposed Transaction, Skadden made a presentation regarding duties under applicable law in the context of such recapitalization proposals and UBS presented its analysis of the various proposals. The Special Committee then presented to the Board its affirmative recommendation of the Proposed Transaction.

Based on the foregoing, the Board voted to approve the Proposed Transaction, subject to reviewing and approving definitive documentation pending final documentation of the Proposed Transaction, the Board determined that its legal and financial advisors should continue to engage with the 14¼% Ad Hoc Group and Company B to seek improvements of their proposals. Recognizing that the Proposed Transaction would be considerably impaired if it were not entered into prior to May 4, 2007 (the last opportunity for NBCU to deliver notice of the transfer of the Call Right of NBCU in accordance with the Call Agreement), the Board determined to meet again on May 3, 2007, to reevaluate any alternative proposals on such date revised prior to entering into the Proposed Transaction.

On May 1, 2007, Company B presented a proposal to the Board to acquire the Company through a cash tender offer to purchase all shares of the Class A Common stock and a cash tender offer for all of the Company’s outstanding preferred securities. The revised proposal increased the overall valuation of the Company B but continued to be conditioned on NBCU consent or a voluntary bankruptcy.

On May 2, 2007, the 9¾% Ad Hoc Group presented a revised restructuring proposal to the Board that included a cash tender offer for the Class A Common Stock and an exchange offer for the Senior Preferred Stock. The Special Committee was concerned that the proposal was highly conditional and posed significant execution risk.

On May 3, 2007, at the request of the Company, representatives of CLP and NBCU and their counsel met with representatives of the Company and its counsel to discuss certain terms of the subordinated debt and preferred stock to be issued in connection with the Proposed Transaction. On the same day, final agreement was reached on the terms of the Proposed Transaction. After considering alternative proposals of the 14¼% Ad Hoc Group and Company B in the interim since May 1, 2007, the proposed terms of the Transaction Agreement and the other transaction documents and the various presentations of the financial and legal advisors and management of the Company, the recommendation of the Special Committee, the fairness opinion of Houlihan Lokey described below and the resolutions to be adopted by the Board in connection with the Proposed Transaction, on May 3, 2007, the Board resolved to authorize and approve the Proposed Transaction, the Transaction Agreement and related matters. See ‘‘Item 4. The Solicitation or Recommendation — (a) Solicitation Recommendation’’ for a description of the Board resolutions. Thereafter, the Company, NBCU, CLP, the Paxson Stockholders and the various parties to the related agreements executed the Transaction Agreement.

On May 4, 2007, the remaining agreements were executed and CLP commenced the Tender Offer. Thereafter, the Company, NBCU and CLP issued a joint press release announcing the execution of the Transaction Agreement and related transactions.

Concurrently with the commencement of the Tender Offer, the Call Right was assigned by NBC Palm Beach II to Offeror and exercised. Upon exercise of the Call Right, Mr. Paxson was paid approximately $3.9 million from an escrow fund that was funded by NBCU in connection with the 2005 Agreements, representing the aggregate purchase price for the shares of Class A Common Stock held by Mr. Paxson. The closing of the sale of Mr. Paxson’s shares pursuant to the exercise of the Call Right will occur upon the satisfaction of certain conditions, including the approval of the sale by the FCC. Upon such closing, Offeror will pay Mr. Paxson an additional amount of approximately $2.4 million for the purchase of his shares of Class B Common Stock. In the event the conditions to the closing are not satisfied within 18 months (24 months under certain circumstances) of the exercise of the Call Right, the Company will be obligated to pay such additional amount of approximately $2.4 million to Mr. Paxson for the purchase of his shares of Class A Common Stock and Class B Common Stock.

Special Committee Reasons for the Proposed Transaction

In reaching its determinations to recommend to the Board that the Company’s stockholders accept the Tender Offer and tender their shares of Class A Common Stock into the Tender Offer, the Special Committee considered numerous factors in consultation with its outside legal and financial advisors and the Company’s senior management, including the following material factors and benefits of the Tender Offer, each of which the Special Committee believed supported its determinations:

•	the thorough, 12-month review conducted by the Company and the Special Committee of the strategic options available to the Company, including remaining an independent company and pursuing various recapitalization and restructuring strategies;

•	the business, operations, properties and assets, financial condition, business strategy and prospects of the Company (as well as the risks involved in achieving those prospects), the nature of the industries in which the Company competes, industry trends, and economic and market conditions, both on a historical and on a prospective basis;

•	the current and historical market prices of the Class A Common Stock, and the fact that the $1.46 per Share consideration represents a premium of approximately 156% over the unaffected closing stock price of $0.57 per share as of January 16, 2007, the last date before the initial proposal from CLP and NBCU on January 17, 2007;

•	information provided by Houlihan Lokey concerning historical and recent public market trading activity in the Class A Common Stock and public market valuation measures for the Class A Common Stock, which indicated that the $1.46 per Share cash Offer Price represents a substantial premium to the Company’s valuation in the absence of an acquisition transaction or speculation concerning such a transaction;

•	the Special Committee’s belief, based in part upon the financial valuation analyses of the Company and related presentations by management, Lazard, that the transaction with Offeror is more favorable to the Company than the potential value that could be expected to be generated from the various other strategic alternatives available to the Company, including the alternatives of remaining independent and pursuing the current strategic plan, and various other recapitalization and restructuring strategies, taking into account the potential risks and uncertainties associated with those alternatives;

•	the risks associated with remaining independent, including the potentially negative effects on the Company’s ability to obtain financing as a result of the Company’s failure to redeem, when due, the Company’s 14¼% Preferred Stock and 9¾% Preferred Stock;

•	the presentation received by the Board, dated May 3, 2007, of Houlihan Lokey, as to the fairness, from a financial point of view and as of such date, of the $1.46 per share of Class A Common Stock cash consideration to be received in the Tender Offer by holders of Class A Common Stock. The full text of Houlihan Lokey’s written opinion, dated May 3, 2007, which describes the assumptions made, matters considered and limitations on the review undertaken, is attached as Annex I and filed as Exhibit (a)(5) hereto and is incorporated herein by reference;

•	the fact that the consideration is all cash and will provide the holders of the Company’s Class A Common Stock the ability to realize immediate value for their investment;

•	the efforts made by the Special Committee and its legal advisors to negotiate an agreement favorable to the Company and its stockholders and the financial and other terms and conditions of the Transaction Agreement, including the facts that (1) neither the Tender Offer nor the Reverse Stock Split is subject to a financing condition and (2) the conditions to the Tender Offer are specific and limited, not within the control or discretion of Offeror and, in the Board’s judgment, are likely to be satisfied;

•	Offeror’s obligation under the Transaction Agreement to take all actions necessary to contest or eliminate each and every impediment under any law that may be asserted by any governmental entity with respect to the Tender Offer;

•	the fact that Offeror has firmly committed financing from reputable financing sources for the Tender Offer;

•	the fact that, if the Call Right expires unexercised and the Tender Offer is not commenced, the Series B Preferred Stock that the holders of the Class A Common Stock receive under the 2005 Agreements would likely be less than the aggregate Offer Price;

•	NBCU’s rights under the 2005 Contracts, including the ability of NBCU to substantially impede other recapitalization proposals;

•	the new equity investment of up to $115 million committed by the Proposed Transaction that could have positive effects on the Company, although the Company’s efforts to redirect its business strategy would be subject to many uncertainties and could entail high levels of risk;

•	the Company could benefit from ceasing to be a public company by enabling it to focus its resources, reduce compliance expenses associated with Sarbanes-Oxley and periodic reporting and adopt longer term strategies;

•	management’s recommendation that the Proposed Transaction would position the Company as a private company with strong strategic sponsors;

•	management’s view that any effort to consummate a restructuring through a voluntary bankruptcy filing would create operational problems for the Company; and

•	the fact that, in a restructuring effected through a voluntary bankruptcy filing, no assurance could be given as to the amount that would be available for the holders of the Class A Common Stock as the junior class of equity securities.

The Special Committee also considered a variety of risks and other potentially negative factors concerning the Transaction Agreement and the Tender Offer, including the following:

•	the risk, which was judged to be small, that Offeror will be unable to obtain the financing necessary to complete the transaction;

•	that the $1.46 per Share Offer Price represents a premium of only approximately 9% over the closing price of the Class A Common Stock on May 3, 2007, the last trading date before the announcement of the Transaction Agreement;

•	the risks and costs to the Company if the Tender Offer does not close, including the diversion of management and employee attention, employee attrition and the effect on business and customer relationships;

•	the fact that the Company’s stockholders who tender their Class A Common Stock (or whose Shares are converted to cash in the Reverse Stock Split) will not participate in any future earnings or growth of the Company and will not benefit from any appreciation in the value of the Company;

•	the fact that the all-cash consideration in the transaction would be taxable to the Company’s stockholders that are U.S. persons for U.S. federal income tax purposes;

•	the risk that alternative proposals might not develop into fully documented proposals for a variety of reasons including market changes and changes in the perception of the Company’s value;

•	the risk that alternative proposals might not be feasible given the rights of NBCU contained in the 2005 Agreements;

•	the risk that alternative proposals might not be able to provide the quality of management necessary for the Company to succeed in the competitive marketplace;

•	the risk that alternative proposals would not allow the Company to invest in its business plan and would inhibit the Company from growth;

•	the risk that alternative proposals and alternative funding could leave the Company susceptible to a bankruptcy action; and

•	the risk of taking no action could inhibit the Company from growing, could severely de-value the Common Stock and could harm the common stockholders.

The foregoing discussion summarizes the material factors considered by the Special Committee in its consideration of the Transaction Agreement and the Tender Offer. After considering these factors, the Special Committee concluded that the positive factors relating to the Transaction Agreement and the Tender Offer substantially outweighed the potential negative factors. In view of the wide variety of factors considered by the Special Committee, and the complexity of these matters, the Special Committee did not find it practicable to quantify or otherwise assign relative weights to the foregoing factors. In addition, individual members of the Special Committee may have assigned different weights to various factors. The Special Committee recommended the Transaction Agreement and the Tender Offer based upon the totality of the information presented to and considered by it.

For the reasons described above, the Special Committee recommends that the Company’s stockholders accept the Tender Offer and tender their Shares into the Tender Offer.

Board Reasons for the Proposed Transaction

In reaching its determinations to approve the Transaction Agreement and recommend that the Company’s stockholders accept the Tender Offer and tender their shares of Class A Common Stock into the Tender Offer, the Board considered numerous factors in consultation with its outside legal and financial advisors and the Company’s senior management, including the following material factors and benefits of the Tender Offer, each of which the Board believed supported its determinations:

•	the recommendation of the Special Committee;

•	the opinion received by the Board, dated May 3, 2007, of Houlihan Lokey, as to the fairness, from a financial point of view and as of such date, of the $1.46 per share of Class A Common Stock cash consideration to be received in the Tender Offer and the Reverse Stock Split, taken together, by holders of Class A Common Stock. The full text of Houlihan Lokey’s written opinion, dated May 3, 2007, which describes the assumptions made, matters considered and limitations on the review undertaken, is attached as Annex I and filed as Exhibit (a)(5) hereto and is incorporated herein by reference; and

•	the Board’s belief, based in part upon the financial valuation analyses of the Company and related presentations by management, UBS, that the transaction with Offeror is more favorable to the Company than the potential value that could be expected to be generated from the various other strategic alternatives available to the Company, including the alternatives of remaining independent and pursuing the current strategic plan, and various other recapitalization and restructuring strategies, taking into account the potential risks and uncertainties associated with those alternatives.

The foregoing discussion summarizes the material factors considered by the Board in its consideration of the Transaction Agreement and the Tender Offer. After considering these factors, the Board concluded that the positive factors relating to the Transaction Agreement and the Tender Offer substantially outweighed the potential negative factors. In view of the wide variety of factors considered by the Board, and the complexity of these matters, the Board did not find it practicable to quantify or otherwise assign relative weights to the foregoing factors. In addition, individual members of the Board may have assigned different weights to various factors. The Board approved and recommended the Transaction Agreement and the Tender Offer based upon the totality of the information presented to and considered by it.

For the reasons described above, the Board recommends that the Company’s stockholders accept the Tender Offer and tender their Shares into the Tender Offer.

(c)    Intent to Tender

Except to the extent they are contractually prohibited from tendering into the Tender Offer, to the Company’s knowledge, after reasonable inquiry, all of the Company’s executive officers, directors and affiliates currently intend to tender or cause to be tendered all Class A Common Stock held of record or beneficially owned by them pursuant to the Tender Offer (other than Class A Common Stock to be sold by Mr. Paxson pursuant to the exercise of the Call Right, as described above under ‘‘Item 4. The Solicitation or Recommendation — (b) Background and Reasons for the Recommendation’’). The foregoing does not include any Class A Common Stock over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Neither the Company nor any of its subsidiaries beneficially own any shares of Class A Common Stock.

(d)    Opinion of Houlihan Lokey

Houlihan Lokey was engaged by the Company pursuant to a letter agreement, dated April 16, 2007, to provide an opinion to the Board regarding the fairness, from a financial point of view, to the holders of Class A Common Stock of the consideration provided for in the Tender Offer.

The Company engaged Houlihan Lokey based upon, among other things, Houlihan Lokey’s experience in the valuation of businesses and their securities. Houlihan Lokey is a nationally recognized investment banking firm that is regularly engaged in providing financial advisory services and rendering fairness opinions in connection with mergers and acquisitions, leveraged buyouts, business and securities valuations, recapitalizations, financial restructurings and private placements of debt and equity securities.

Pursuant to the engagement letter, the Company agreed to pay Houlihan Lokey a fee for its services, no portion of which is contingent upon the successful completion of the Tender Offer. In addition, the Company has agreed to reimburse certain of Houlihan Lokey’s expenses and to indemnify Houlihan Lokey and its affiliates for certain liabilities, including liabilities under the federal securities laws, that may arise in connection with Houlihan Lokey’s engagement.

Houlihan Lokey’s opinion was prepared at the request and for the use and benefit of the Board in its consideration of the Tender Offer. Houlihan Lokey’s opinion addresses only the fairness, from a financial point of view, of the consideration to be received in connection with the Tender Offer. It does not constitute a recommendation to any stockholder to tender its shares or as to how any person should vote with respect to the Tender Offer. In addition, it does not address or constitute a recommendation with respect to:

•	the underlying business decision of the Company, its security holders or any other party to proceed with or effect the Tender Offer;

•	the fairness of any portion or aspect of the Tender Offer to the holders of any class of securities, creditors or other constituencies of the Company or any other party, other than those set forth in the opinion;

•	the relative merits of the Tender Offer as compared to any alternative business strategies that might exist for the Company or any other party or the effect of any other transaction in which the Company or any other party might engage;

•	the tax or legal consequences of the Tender Offer to the Company, its security holders or any other party;

•	the fairness of any portion or aspect of the Tender Offer to any one class or group of the Company’s or any other party’s security holders vis-à-vis any other class or group of the Company’s or such other party’s security holders (including without limitation the allocation of any consideration amongst or within such classes or groups of security holders); or

•	whether or not the Company, its security holders or any other party is receiving or paying reasonably equivalent value in the Tender Offer.

In connection with the preparation of its opinion, Houlihan Lokey made such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances. Among other things, Houlihan Lokey:

•	reviewed the Company’s annual reports to stockholders on Form 10-K for the three fiscal years ended December 31, 2004, 2005 and 2006, which the Company’s management identified as being the most current financial statements available;

•	spoke with certain members of the senior management of the Company regarding the operations, financial condition, future prospects and projected operations and performance of the Company;

•	reviewed certain proposals and transaction documents relating to the Tender Offer;

•	reviewed financial projections prepared by Company management for the six fiscal years ending December 31, 2012;

•	reviewed the historical market prices and trading volume for the Company’s publicly traded securities for the past three years;

•	reviewed other publicly available financial data for the Company and certain companies that Houlihan Lokey deemed reasonably comparable to the Company; and

•	conducted such other financial studies, analyses and inquiries as Houlihan Lokey deemed appropriate.

Houlihan Lokey’s opinion is based on business, economic, market and other conditions as they existed as of April 25, 2007 and on the financial forecasts and projections provided to Houlihan Lokey by the Company as of that date. In rendering its opinion, Houlihan Lokey relied upon and assumed, without independent verification, that the historical and projected financial information provided to Houlihan Lokey by the Company was reasonably and accurately prepared based upon the best current available estimates of the financial results and condition of the Company. Houlihan Lokey did not independently verify the accuracy or completeness of the information supplied to it with respect to the Company and does not assume responsibility for it. In addition, Houlihan Lokey did not make any independent appraisal of the specific properties or assets of the Company.

Houlihan Lokey relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to it or publicly available. Houlihan Lokey further relied upon and assumed, without independent verification, that the representations and warranties of all parties to the Tender Offer documents are true and correct, each party to all such agreements will fully and timely perform all of the covenants and agreements required to be performed by such party, all conditions to the consummation of the Tender Offer will be satisfied without waiver thereof and the Tender Offer will be consummated in a timely manner in accordance with the terms described in the agreements and documents reviewed by Houlihan Lokey, without any amendments or modifications thereto or any adjustment to the aggregate consideration or any other financial term of the Tender Offer.

Houlihan Lokey has previously provided financial advisory services to the Company in 2005 and 2006 and to NBCU in 2003. In the ordinary course of its business, certain affiliates of Houlihan Lokey, as well as investment funds in which it may have financial interests, may acquire, hold or sell long or short positions, or trade or otherwise effect transactions, in debt, equity and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company or any other party that may be involved in the Proposed Transaction and their respective affiliates or any currency or commodity that may be involved in the Proposed Transaction.

Houlihan Lokey has not been requested and does not intend to update, revise or reaffirm its fairness opinion in connection with the transactions unless requested to do so by the Company or the Board.

In connection with rendering its opinion, Houlihan Lokey performed certain analyses as described below. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial and comparative analysis and the application of those methods to the particular circumstances. Such an analysis is not, therefore, readily susceptible to summary description. Furthermore, in arriving at its conclusions, Houlihan Lokey did not attribute any particular weight to any specific type of analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each type of analysis and factor. Accordingly, Houlihan Lokey believes that its analysis must be considered as a whole and that consideration of any portion of such analysis by itself could create a misleading or incomplete view of the process underlying the analysis.

Analyses Used by Houlihan Lokey

Houlihan Lokey’s analyses included a public market pricing analysis which, among other things, compared the Tender Offer per Share price against an analysis of the Company’s stock price as determined by the public market, and an enterprise value (‘‘EV’’) and equity value analysis. Houlihan Lokey used the following methodologies in analyzing to EV of the Company: (i) a comparable public company market multiple methodology, (ii) a comparable transaction multiple methodology, (iii) a station-by-station comparable transaction methodology and (iv) a discounted cash flow methodology.

Houlihan Lokey performed the following analyses in order to determine the current common equity value of the Company:

Public Market Pricing Analysis.    Houlihan Lokey reviewed the historical market prices and trading volumes for the Company’s publicly held common stock. Houlihan Lokey analyzed the Company’s unaffected closing stock price of $0.57 per share as of January 16, 2007, the day prior to the initial proposal from CLP and NBCU. The Tender Offer per share price of $1.46 represents a 156% premium to the unaffected $0.57 stock price. In addition, Houlihan Lokey reviewed the Company’s closing stock price on a 30-day and 90-day average basis as of January 16, 2007 of $0.52 and $0.71 per share, respectively. Houlihan Lokey also considered the Company’s 52-week high and 52-week low closing price over the 52 weeks prior to January 16, 2007, with such closing prices ranging from $0.40 to $1.00 per share. In conducting this analysis, Houlihan Lokey considered certain additional factors including (i) the implied nominal value of the common stock based on a fundamental valuation of the Company, assuming a liquidation preference at 100% of the accreted value for the Company’s existing classes of preferred stock, including the 14¼% Preferred Stock, the 9¾% Preferred Stock and the Series B Preferred Stock and (ii) an analysis of tender offer premiums paid by acquirers in comparable transactions.

Public Enterprise Value and Equity Value Analysis Comparable Company Market Methodology.    Houlihan Lokey reviewed certain financial information of publicly traded comparable companies. Houlihan Lokey deemed the selected companies to be reasonably comparable to the Company based on the business in which these companies engage and types of services offered, primarily companies operating in the television broadcasting space. Applying these criteria to the universe of potentially similar companies resulted in five reasonably comparable companies. This group of companies includes Gray Television Inc., Hearst-Argyle Television, Inc., LIN TV Corp., Sinclair Broadcast Group, Inc. and Nexstar Broadcasting Group, Inc.

Houlihan Lokey calculated certain financial ratios of the comparable companies based on the most recent publicly available information, including multiples of (i) EV to latest twelve months (‘‘LTM’’) and next fiscal year (‘‘NFY’’) earnings before interest, taxes, depreciation, amortization and corporate expenses (‘‘Station EBITDA’’) and (ii) EV to LTM and NFY earnings before interest, taxes, depreciation and amortization (‘‘EBITDA’’).

The analysis showed that the multiples exhibited by the comparable companies as of approximately April 25, 2007, were as follows:

Comparable Public Company Market Multiples

	EV/Station EBITDA (LTM)	EV/EBITDA (LTM)	EV/Station EBITDA (Blended NFY and LTM)	EV/EBITDA (Blended NFY and LTM)	EV/Station EBITDA (Blended NFY and LTM)	EV/EBITDA (NFY)
Low	8.8x	10.1x	9.5x	11.1x	10.2x	12.0x
High	11.2x	12.9x	12.0x	13.6x	12.8x	14.4x
Median	10.5x	12.4x	11.1x	13.0x	11.8x	13.3x
Mean	10.3x	12.1x	10.9x	12.7x	11.6x	13.2x

Based upon these market multiples, Houlihan Lokey derived indications of the EV of the Company by applying Station EBITDA and EBITDA multiples to the Company’s representative levels of Station EBITDA and EBITDA.

Houlihan Lokey’s selection of market multiples for the Company was based upon a comparative analysis of the comparable companies and the Company that generally focused on qualitative considerations as well as quantitative considerations such as size, profitability, growth history and expectations. No one factor was determinative in the analysis.

Comparable Transaction Multiple Methodology.    Houlihan Lokey also reviewed comparable transactions from a study based on announced and completed, controlling interest acquisitions between $125 million and $1 billion. These transactions had announcement dates between February 13, 2002 and April 21, 2007 and had publicly-disclosed information or industry analyst estimates from which purchase price multiples could be derived. Target companies were required to have a SIC code of 4833 (television broadcasting stations). This SIC code was targeted due to the subset of companies within these categories that compete in similar markets to the Company, for example, operating television broadcasting stations.

Houlihan Lokey reviewed the multiples exhibited in the comparable acquisitions. Houlihan Lokey’s analysis showed that the median multiples exhibited in change-of-control transactions were as follows: (i) an EV to Station EBITDA multiple of 12.0x and (ii) an EV to EBITDA exhibited multiple of 14.0x.

Based upon the transaction multiples, Houlihan Lokey derived indications of the EV of the Company by applying Station EBITDA and EBITDA multiples to the Company’s representative levels of BCF and EBITDA.

Station-by-Station Comparable Transaction Methodology.    The value of the Company’s underlying assets was analyzed based on a review of comparable TV station sales in similar markets to the Company’s individual stations. The Company’s television stations were evaluated based on several criteria, including market ranking, channel position, affiliation with a network, format (UHF vs. VHF), power of the broadcasting signal (measured in megahertz), HAAT, population covered, number of rated stations and prior transaction values. In addition, Houlihan Lokey was instructed by the Board to review and consider valuation indications for the Company television stations developed in the BIA Report.

Discounted Cash Flow Methodology.    Houlihan Lokey’s discounted cash flow approach was based upon certain financial projections provided by the Company’s management in the Company’s Strategic Plan provided to Houlihan Lokey on April 23, 2007 with respect to fiscal years 2007 through 2012 (the ‘‘Projections’’), which are summarized below under ‘‘Summary Financial Projections.’’ The Projections are based on the Company receiving a $100 million infusion of capital from newly issued subordinated debt.

Houlihan Lokey determined the Company’s EV by first deriving adjusted free cash flow (by adjusting for capital expenditures as well as working capital requirements) and discounting free cash flow to the present. Houlihan Lokey applied risk-adjusted discount rates ranging from 12.5% to 14.5% to the projected adjusted free cash flow. To determine the indicative value of the Company at the end of the Projection period, Houlihan Lokey applied a multiple of EBITDA in the terminal year.

The multiple of EBITDA approach to determining a terminal value involves calculating the EBITDA for the last year of the Projection period and multiplying by a selected multiple of EV/EBITDA. This terminal value is discounted to the present. Houlihan Lokey utilized EBITDA multiples ranging from 8.5x to 9.5x in determining the terminal value. The multiple range was selected after a review of the publicly traded comparable companies and comparable transactions, as well as giving consideration to the growth expectations in the Projections over the Projection period.

Determination of Equity Value.

As set forth above, Houlihan Lokey determined a range for the estimated EV of the operations of the Company based on (i) a public comparable company market multiple methodology, (ii) a comparable transaction multiple methodology, (iii) a station-by-station comparable transaction methodology and (iv) a discounted cash flow methodology. These valuation indications are summarized as follows:

METHODOLOGY	LOW INDICATION OF EV	HIGH INDICATION OF EV
Comparable Company Market Multiple Methodology	$1.4 billion	$1.5 billion
Comparable Transaction Multiple Methodology	$1.4 billion	$1.6 billion
Station-by-Station Comparable Transaction Methodology	$1.6 billion	$2.0 billion
Discounted Cash Flow Methodology	$1.8 billion	$2.2 billion

Based upon the aforementioned analyses, Houlihan Lokey selected a range of the Company’s estimated EV of $1.6 billion to $2.0 billion.

Houlihan Lokey then made certain adjustments to the range of selected EV to estimate the Company’s estimated common equity value for the purpose of its analysis. Such adjustments included adding the Company’s current holdings of cash and cash equivalents ($54.8 million as of February 28, 2007) and the Company’s non-operating assets ($10.0 million reflecting proceeds from the sale of a low power television station in New York) and deducting non-operating liabilities ($36.0 million reflecting the expected acquisition costs for new television stations in Memphis, Tennessee and New Orleans, Louisiana).

Based upon these adjustments, Houlihan Lokey selected a concluded range of the Company’s EV of $1.63 billion to $2.01 billion.

As part of its fairness analysis, Houlihan Lokey considered the impact of deducting from the Company’s estimated EV the Company’s current outstanding debt and the full liquidation preference of the Senior Preferred Stock and the Series B Preferred Stock (collectively, the ‘‘Preferreds’’) as of December 31, 2006 and deducted such debt and full liquidation preference from the EV which resulted in nominal common stock equity value. Houlihan Lokey also considered the impact of deducting from the Company’s estimated EV the Company’s current outstanding debt and the value of the Preferreds based on their contemplated value pursuant to the Transaction Agreement and other considerations and deducted such value from the EV, resulting in a common stock equity value in a range of nominal to $1.15 per share based on 65.3 million shares of Class A Common Stock and 8.3 million shares of Class B Commmon Stock outstanding.

The above discussion of the opinion is qualified in its entirety by reference to the opinion. You are urged to read carefully Houlihan Lokey’s opinion in its entirety for a description of the procedures followed, the factors considered and the assumptions made by Houlihan Lokey.

Summary Financial Projections.

The Company does not make public any projections regarding future revenue, expenses, cash flow or other income statement or balance sheet information. In connection with the Board’s review of the Tender Offer, the Company’s management furnished Houlihan Lokey with a financial forecast for the fiscal years 2006 through 2012. This information was prepared solely for the internal use of the Company in connection with the development of its own internal budgets and was not prepared with the expectation of public disclosure. This information also does not reflect the effects of the Proposed Transaction, including the Tender Offer or any other future corporate transactions, except that it does assume that the Company receives a $100 million infusion of capital from newly issued subordinated debt. Moreover, none of the Projections contained in the financial forecast were prepared with a view toward compliance with the public guidelines of the SEC or the American Institute of Certified Public Accountants regarding forward-looking information or generally accepted accounting principles. The Company’s independent auditors have not compiled, examined or performed any procedures with respect to the financial forecast, nor have they expressed or been asked to express any opinion or given or been asked to give any assurances with respect to the Projections included in the financial forecast or whether they were achievable. The Projections included in the financial forecast are necessarily based on numerous assumptions, many of which are outside the control of the Company and inherently difficult to predict. Additionally, the financial forecast does not and cannot anticipate all changes in business, economic, competitive or other considerations that may occur in the future. Accordingly, the financial forecast is not necessarily indicative of future performance. In fact, the Company’s financial results historically have been subject to significant variation due to the risk factors set forth in the Company’s annual report for the year ended December 31, 2006. Accordingly, there can be no assurance that these Projections will be realized, and actual results may be materially greater or less than those contained in the financial forecast.

The financial forecast provided to Houlihan Lokey also includes Projections of the Company’s EBITDA and Broadcast Cash Flow (‘‘BCF’’). EBITDA and BCF are not measures of financial performance or liquidity calculated in accordance with accounting principles generally accepted in the United States (‘‘GAAP’’). For purposes of these projections, EBITDA is calculated as net revenues less cash operating expenses as defined below, and BCF is calculated as EBITDA less purchase of property and equipment. EBITDA and BCF may not be comparable to similarly titled measures presented by other companies and such comparisons could be misleading unless all companies and analysts calculate such measures in the same manner. EBITDA and BCF are not indicative of the Company’s cash flows from operations and therefore do not represent funds available for the Company’s discretionary use. The use of EBITDA and BCF is not intended to replace or supersede any information presented in accordance with GAAP.

The Company does not intend to update or otherwise revise the following Projections to reflect circumstances existing after May 4, 2007 or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the following Projections later prove to be inaccurate.

	2007	2008	2009	2010	2011	2012
	(in millions)
Net Revenues	$257	$276	$418	$577	$771	$966
Cash Operating Expenses (1)	(134)	(212)	(283)	(375)	(477)	(568)
EBITDA	123	64	135	202	294	398
Purchase of Property and Equipment	(13)	(20)	(22)	(27)	(29)	(31)
Broadcast Cash Flow	$110	$44	$113	$175	$265	$367
Key Assumptions:
Prime Time Ratings	0.5	0.8	1.2	1.5	1.7	1.9
Program Rights Payments and Deposits	$17	$72	$144	$199	$258	$309

(1)	Cash operating expenses includes program rights payments and deposits but excludes stock-based compensation, program rights amortization, depreciation and amortization, insurance recoveries, restructuring charges (credits) (loss) gain on sale or disposal of broadcast and other assets, net.

Item 5.    Person/Assets, Retained, Employed, Compensated or Used.

Houlihan Lokey

Information pertaining to the retention of Houlihan Lokey in ‘‘Item 4. The Solicitation or Recommendation — (d) Opinion of Houlihan Lockey’’ is incorporated herein by reference.

UBS

UBS was retained as financial advisor to provide assistance to the Company in connection with any possible purchase of all or a portion of the stock or assets of the Company or a sale of the Company. The Company has agreed to pay UBS customary fees for its services and to reimburse it for all reasonable expenses, including fees and expenses of counsel. The Company has also agreed to indemnify UBS and certain related persons against certain liabilities, including liabilities under federal securities laws, relating to or arising out of its engagement. UBS is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, UBS and its affiliates may provide such services to the Company, Offeror and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of the Company and affiliates of Offeror for their own account and for the accounts of their customers, and may at any time hold long and short positions of such securities.

Lazard

Lazard was retained as financial advisor to provide assistance to the Special Committee, which was formed to explore potential strategic transactions and pursue third-party expressions of interest in the Company, in connection with any possible purchase of all or a portion of the stock or assets of the Company, or a sale of the Company. The Company has agreed to pay Lazard customary fees for its services and to reimburse it for all reasonable expenses, including fees and expenses of counsel. The Company has also agreed to indemnify Lazard and certain related persons against certain liabilities, including liabilities under federal securities laws, relating to or arising out of its engagement. Lazard is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Lazard and its affiliates may provide such services to the Company, Offeror and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of the Company and affiliates of Offeror for their own account and for the accounts of their customers, and may at any time hold long and short positions of such securities.

Except as otherwise noted in this Item 5, neither the Company nor any person acting on its behalf has, directly or indirectly, employed, retained or agreed to compensate any person to make solicitations or recommendations to stockholders of the Company concerning the Tender Offer or the Reverse Stock Split, except that solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6.    Interest in Securities of the Subject Company.

Except as set forth herein, no transactions in the Company’s Class A Common Stock have been effected during the past 60 days by the Company or its subsidiaries or, to the best of the Company’s knowledge, by any executive officer, director or affiliate of the Company. As described above, Mr. Paxson’s shares of Class A Common Stock are to be sold pursuant to the Call Right. The exercise of the Call Right involves the purchase of 15,455,062 shares of Class A Common Stock at a price per share of $0.25. In addition, on May 1, 2007, the Company granted 14,282 restricted shares of Class A Common Stock to each of directors Baker, Davis, Lodge and Wuensch, all of which are scheduled to vest on April 4, 2008. On May 1, 2007, the Class A Common Stock was trading at $1.26 per share.

Item 7.    Purposes of the Transaction and Plans or Proposals.

(a)    Except as set forth in this Statement, the Company is not undertaking or engaged in any negotiations in response to the Tender Offer which relate to a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person.

(b)    Except as set forth in this Statement, the Company is not undertaking or engaged in any negotiations in response to the Tender Offer which relate to, or would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

(c)    Except as set forth in this Statement, there are no transactions, resolutions of the Board, agreements in principle or signed contracts entered into in response to the Tender Offer that relate to one or more of the matters referred to in this Item 7.

Item 8.    Additional Information.

Anti-Takeover Statute

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (‘‘Section 203’’). In general, Section 203 would prevent an ‘‘interested stockholder’’ (generally defined as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a ‘‘business combination’’ (as defined in Section 203) with a Delaware corporation for three years following the date such person became an interested stockholder unless (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for this purpose the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Board has approved the Transaction Agreement, as described in Item 4 above, and, therefore, the restrictions of Section 203 are inapplicable to the Offer and the transactions contemplated under the Transaction Agreement.

Antitrust

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the ‘‘HSR Act’’), and the related rules and regulations that have been issued by the Federal Trade Commission (the ‘‘FTC’’), certain acquisition transactions may not be consummated until certain information and documentary material have been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the ‘‘Antitrust Division’’) and certain waiting-period requirements have been satisfied. These requirements apply to Offeror’s acquisition of Class A Common Stock in the Offer.

Under the HSR Act, the purchase of Class A Common Stock in the Offer may not be completed until the expiration of a 30-calendar-day waiting period following the filing of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Offeror filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Class A Common Stock in the Offer on April 23, 2007, and the required waiting period with respect to the Offer will expire at 11:59 p.m., New York City time, on or about May 23, 2007, unless earlier terminated by the FTC and the Antitrust Division, or the Company receives a request for additional information or documentary material prior to that time. The Company expects to file a similar Notification and Report Form under the HSR Act with the FTC and the Antitrust Division no later than May 8, 2007. If within the 15-calendar-day waiting period either the FTC or the Antitrust Division requests additional information or documentary material from the Company, the waiting period with respect to the Offer would be extended for an additional period of 10 calendar days following the date of the Company’s substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, the waiting period may be extended only by court order or with the Company’s consent. The FTC or the Antitrust Division may terminate the additional 10-calendar-day waiting period before its expiration. In practice, complying with a request for additional information or documentary material can take a significant period of time.

The FTC and the Antitrust Division review the legality under the antitrust laws of transactions such as Offeror’s acquisition of Class A Common Stock in the Offer. At any time before or after the purchase of Class A Common Stock by Offeror, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Class A Common Stock in the Offer, the divestiture of Class A Common Stock purchased in the Offer or the divestiture of substantial assets of Offeror, the Company or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general may also bring legal actions under the antitrust laws under certain circumstances.

Vote Required to Approve the Reverse Stock Split

The Transaction Agreement provides that, promptly following the closing of the Tender Offer, and subject to receipt of the requisite stockholder approval, the Reverse Stock Split shall be effected by the filing of an amended and restated certificate of incorporation of the Company with the Secretary of State of the State of Delaware. Approval of the amended and restated certificate of incorporation requires the affirmative vote of holders of a majority of the total voting power of the Company’s voting securities. Mr. Paxson, the Company’s former chairman and Chief Executive Officer and the beneficial owner of shares possessing a majority of the total voting power of the Company’s outstanding securities, has committed to vote (or cause to be voted) all shares that he is entitled to vote in favor of the approval of the amended and restated certificate of incorporation. Therefore, approval of the amended and restated certificate of incorporation to effect the Reverse Stock Split is assured.

Dissenters’ Rights

Under the DGCL, no dissenters’ or appraisal rights are available in connection with the Offer or the Reverse Stock Split.

Item 9.    Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated May 4, 2007 (incorporated by reference to Exhibit (a)(1) to the Schedule TO filed by CIG Media LLC on May 4, 2007 (the ‘‘Schedule TO’’)).
(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(2) to the Schedule TO).
(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(3) to the Schedule TO).
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(4) to the Schedule TO).
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees (incorporated by reference to Exhibit (a)(5) to the Schedule TO).
(a)(1)(F)	Summary Advertisement, dated May 4, 2007, appearing in The Wall Street Journal (incorporated by reference to Exhibit (a)(7) to the Schedule TO).
(a)(1)(G)	Press Release, dated May 4, 2007, announcing the Commencement of the Offer.
(a)(2)(A)	Letter to Stockholders from the Chief Executive Officer of ION Media Networks, Inc., dated May 4, 2007.
(a)(5)	Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. to the Board of Directors of ION Media Networks, Inc., dated May 3, 2007 (incorporated by reference to Annex I attached to this Statement).
(e)(1)	Letter Agreement, dated November 7, 2005, by and between Lowell W. Paxson and Paxson Communications Corporation (n/k/a ION Media Networks, Inc.) (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Paxson Communications Corporation (n/k/a ION Media Networks, Inc.) with the SEC on November 7, 2005).
(e)(2)	Paxson Consulting and Noncompetition Agreement, dated as of November 7, 2005, among Paxson Communications Corporation (n/k/a ION Media Networks, Inc.), NBC Universal, Inc. and Lowell W. Paxson (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Paxson Communications Corporation (n/k/a ION Media Networks, Inc.) with the SEC on November 7, 2005).
(e)(3)	PMC Management and Proxy Agreement, dated as of November 7, 2005, among Paxson Communications Corporation (n/k/a ION Media Networks, Inc.), Paxson Management Corporation, Lowell W. Paxson and certain direct and indirect wholly-owned subsidiaries of Paxson Communications Corporation (n/k/a ION Media Networks, Inc.) (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by Paxson Communications Corporation (n/k/a ION Media Networks, Inc.) with the SEC on November 7, 2005).
(e)(4)	Master Transaction Agreement, dated as of November 7, 2005, among Lowell W. Paxson, Second Crystal Diamond Limited Partnership, Paxson Enterprises, Inc., Paxson Communications Corporation (n/k/a ION Media Networks, Inc.), Paxson Management Corporation, NBC Universal, Inc., NBC Palm Beach Investment I, Inc. and NBC Palm Beach Investment II, Inc. (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Paxson Communications Corporation (n/k/a ION Media Networks, Inc.) with the SEC on November 7, 2005).

Exhibit No.	Description
(e)(5)	Amended and Restated Investment Agreement, dated as of November 7, 2005, by and between Paxson Communications Corporation (n/k/a ION Media Networks, Inc.) and NBC Universal, Inc. (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by Paxson Communications Corporation (n/k/a ION Media Networks, Inc.) with the SEC on November 7, 2005).
(e)(6)	Amended and Restated Stockholder Agreement, dated as of November 7, 2005, among Paxson Communications Corporation (n/k/a ION Media Networks, Inc.), NBC Universal, Inc., Lowell W. Paxson, Second Crystal Diamond Limited Partnership and Paxson Enterprises, Inc. (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed by Paxson Communications Corporation (n/k/a ION Media Networks, Inc.) with the SEC on November 7, 2005).
(e)(7)	Letter Amendment to Registration Rights Agreement, dated November 7, 2005, between Paxson Communications Corporation (n/k/a ION Media Networks, Inc.) and NBC Universal, Inc. (incorporated by reference to Exhibit 4.5 to the Current Report on Form 8-K filed by Paxson Communications Corporation (n/k/a ION Media Networks, Inc.) with the SEC on November 7, 2005)
(e)(8)	Company Stock Purchase Agreement, dated as of November 7, 2005, among Lowell W. Paxson, Second Crystal Diamond Limited Partnership, and Paxson Enterprises, Inc. and Paxson Communications Corporation (n/k/a ION Media Networks, Inc.) (incorporated by reference to Exhibit 4.6 to the Current Report on Form 8-K filed by Paxson Communications Corporation (n/k/a ION Media Networks, Inc.) with the SEC on November 7, 2005).
(e)(9)	First Amendment to Master Agreement, dated as of June 13, 2005, by and between The Christian Network, Inc. and Paxson Communications Corporation (n/k/a ION Media Networks, Inc.) (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Paxson Communications Corporation (n/k/a ION Media Networks, Inc.) with the SEC on June 17, 2005).
(e)(10)	Letter Agreement, dated June 13, 2005, by and between The Christian Network, Inc. and Paxson Communications Corporation (n/k/a ION Media Networks, Inc.) (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Paxson Communications Corporation (n/k/a ION Media Networks, Inc.) with the SEC on June 17, 2005).
(e)(11)	Call Agreement, dated as of May 4, 2007, between ION Media Networks, Inc. and NBC Palm Beach Investment I, Inc.
(e)(12)	Employment Agreement, dated as of November 7, 2005, by and between Paxson Communications Corporation (n/k/a ION Media Networks, Inc.) and Roy Brandon Burgess (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Paxson Communications Corporation (n/k/a ION Media Networks, Inc.) with the SEC on November 7, 2005).
(e)(13)	Employment Agreement, dated as of January 1, 2004, by and between Paxson Communications Management Company, Inc. and Stephen Appel (incorporated by reference to Exhibit 10.243 to the Annual Report on Form 10-K filed by Paxson Communications Corporation (n/k/a ION Media Networks, Inc.) with the SEC on March 22, 2006).

Exhibit No.	Description
(e)(14)	Amendment to Employment Agreement, dated as of January 23, 2006, by and between Paxson Communications Management Company, Inc. and Stephen Appel (incorporated by reference to Exhibit 10.243.1 to the Annual Report on Form 10-K filed by Paxson Communications Corporation (n/k/a ION Media Networks, Inc.) with the SEC on March 22, 2006).
(e)(15)	Employment Agreement, dated as of December 6, 2006, by and between ION Media Networks, Inc. and Stephen Appel (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by ION Media Networks, Inc. with the SEC on December 11, 2006).
(e)(16)	Amended and Restated Employment Agreement by and between Paxson Communications Management Company, Inc. and Richard Garcia, effective January 1, 2004 (incorporated by reference to Exhibit 10.231 to the Quarterly Report on Form 10-Q filed by Paxson Communications Corporation (n/k/a ION Media Networks, Inc.) with the SEC on August 9, 2004).
(e)(17)	Amendment to Employment Agreement, dated as of February 11, 2005, by and between Paxson Communications Management Company, Inc. and Richard Garcia (incorporated by reference to Exhibit 10.231.1 to the Annual Report on Form 10-K filed by Paxson Communications Corporation (n/k/a ION Media Networks, Inc.) with the SEC on March 31, 2005).
(e)(18)	Amendment to Employment Agreement, dated as of March 16, 2005, by and between Paxson Communications Management Company, Inc. and Richard Garcia (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Paxson Communications Corporation (n/k/a ION Media Networks, Inc.) with the SEC on March 18, 2005).
(e)(19)	Amendment to Employment Agreement, dated as of January 23, 2006, by and between Paxson Communications Management Company, Inc. and Richard Garcia (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Paxson Communications Corporation (n/k/a ION Media Networks, Inc.) with the SEC on January 23, 2006).
(e)(20)	Employment Agreement, dated as of January 1, 2004, by and between Paxson Communications Management Company, Inc. and Adam K. Weinstein (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Paxson Communications Corporation (n/k/a ION Media Networks, Inc.) with the SEC on January 7, 2005).
(e)(21)	Amendment to Employment Agreement, dated as of February 9, 2005, by and between Paxson Communications Management Company, Inc. and Adam K. Weinstein (incorporated by reference to Exhibit 10.232.1 to the Annual Report on Form 10-K filed by Paxson Communications Corporation (n/k/a ION Media Networks, Inc.) with the SEC on March 31, 2005).
(e)(22)	Employment Agreement, dated as of January 1, 2004, as amended February 10, 2005 and April 6, 2005, by and between Paxson Communications Management Company, Inc. and Emma Cordoba (incorporated by reference to Exhibit 10.249 to the Annual Report on Form 10-K filed by ION Media Networks, Inc. with the SEC on April 2, 2007).

Exhibit No.	Description
(e)(23)	Employment Agreement, dated as of November 7, 2005, by and between Paxson Communications Corporation (n/k/a ION Media Networks, Inc.) and Dean M. Goodman (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by Paxson Communications Corporation (n/k/a ION Media Networks, Inc.) with the SEC on November 7, 2005).
(e)(24)	Separation Agreement and General Release, dated as of October 17, 2006, by and between ION Media Networks, Inc. and Dean M. Goodman (incorporated by reference to Exhibit 10.247 to the Current Report on Form 8-K filed by ION Media Networks, Inc. with the SEC on October 23, 2006).
(e)(25)	Form of Indemnification Agreement by and between Paxson Communications Corporation (n/k/a ION Media Networks, Inc.) and members of the Board of Directors of Paxson Communications Corporation (n/k/a ION Media Networks, Inc.) (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Paxson Communications Corporation (n/k/a ION Media Networks, Inc.) with the SEC on February 28, 2005).
(e)(26)	Master Transaction Agreement, dated as of May 3, 2007, among ION Media Networks, Inc., NBC Universal, Inc., NBC Palm Beach Investment I, Inc., NBC Palm Beach Investment II, Inc. and CIG Media LLC.
(e)(27)	Registration Rights Agreement for New Securities, dated as of May 4, 2007, among ION Media Networks, Inc., NBC Universal, Inc. and CIG Media LLC.
(e)(28)	Registration Rights Agreement for Series B Convertible Subordinated Debt, dated as of May 4, 2007, among ION Media Networks, Inc., NBC Universal, Inc. and CIG Media LLC.
(e)(29)	Stockholders’ Agreement, dated as of May 4, 2007, among ION Media Networks, Inc., CIG Media LLC and NBC Universal, Inc.
(e)(30)	Form of Warrant by and between ION Media Networks, Inc. and CIG Media LLC.
(e)(31)	Confidentiality Agreement, dated as of February 1, 2007, by and between Citadel Limited Partnership and ION Media Networks, Inc. (to be filed by amendment).
(g)	None.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 4, 2007	ION MEDIA NETWORKS, INC.,
	By:	/s/ Richard Garcia
Name: Richard Garcia
Title: Senior Vice President and Chief Financial Officer

ANNEX I

OPINION OF HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL ADVISORS, INC.

May 3, 2007

The Board of Directors of ION Media Networks, Inc.
601 Clearwater Park Road
West Palm Beach, FL 33401

Dear Members of the Board of Directors:

We understand that ION Media Networks, Inc. (‘‘ION’’ or the ‘‘Company’’) is considering entering into a series of transactions that will result in a recapitalization of the Company’s capital structure (the ‘‘Recapitalization’’). We further understand that, in connection with the Recapitalization, CIG Media, LLC, an entity controlled by Citadel Limited Partnership, will offer to tender to purchase the Company’s Class A common stock held by the Company’s public stockholders (the ‘‘Unaffiliated Stockholders’’) for cash consideration of $1.46 per share (the ‘‘Transaction’’).

You have requested that Houlihan Lokey Howard & Zukin Financial Advisors, Inc. (‘‘Houlihan Lokey’’) provide an opinion (the ‘‘Opinion’’) as to whether, as of the date hereof, the consideration to be received by the Unaffiliated Stockholders of the Company in the Transaction is fair to them from a financial point of view.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

1.	reviewed the Company’s annual reports to shareholders on Form 10-K for the three fiscal years ended December 31, 2004, 2005 and 2006, which the Company’s management has identified as being the most current financial statements available;

2.	spoken with certain members of the senior management of the Company regarding the operations, financial condition, future prospects and projected operations and performance of the Company and the Transaction, and spoken with representatives of the Company’s investment bankers and counsel regarding the Transaction and related matters;

3.	reviewed a copy of a January 17, 2007 proposal, that was amended on February 22, 2007, March 29, 2007, April 11, 2007 and April 30, 2007 from NBC Universal, Inc. (‘‘NBCU’’) and Citadel Limited Partnership (‘‘Citadel’’) to ION’s Board of Directors in connection with the Transaction;

4.	reviewed a copy of the undated ‘‘ION Media Networks Strategic Plan’’ presentation;

5.	reviewed a copy of the ‘‘ION Media Networks Investor Breakfast’’ presentation dated December 5, 2006;

6.	reviewed financial projections prepared by Company management for the six fiscal years ending December 31, 2012 (the ‘‘Projection Period’’);

7.	reviewed a copy of the ‘‘Fair Market Valuation of the ION Media Networks, Inc.’s Owned Television Stations as Start-Up Entities as of December 31, 2006’’ prepared by BIA Capital Corp. (the ‘‘BIA Report’’);

8.	reviewed final versions of the following agreements and documents:

a.	reviewed the Master Transaction Agreement among ION, NBCU, NBC Palm Beach Investment I, Inc., NBC Palm Beach Investment II, Inc. and CIG and related exhibits dated May 3, 2007;

b.	reviewed the credit agreement governing the Company’s $325 million Term Loan due 2012 (the ‘‘Credit Agreement’’) and the indentures (the ‘‘Company Indentures’’) for the Company’s $400 million First Priority Senior Secured Notes due 2012 (the ‘‘First Lien Notes’’) and the Company’s $405 million Second Priority Senior Secured Notes due 2013 (the ‘‘Second Lien Notes’’);

c.	reviewed the Company’s Registration Statements for the 14¼ percent Junior Exchangeable Preferred Stock and 9¾ percent Convertible Preferred Stock on Forms S-4 dated July 30, 1998 and subsequent amendments;

d.	reviewed the Company’s Investment Agreement with NBCU for the 11 percent Series B Convertible Preferred Stock on Form 8-K dated September 15, 1999;

e.	reviewed the Amended and Restated Certificate of Designation for 11 percent Series B Convertible Exchangeable Preferred Stock, dated November 4, 2005;

f.	reviewed the Amended and Restated Stockholder Agreement between ION and NBCU dated November 7, 2005;

g.	reviewed the Amended Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of 13.25 percent Cumulative Junior Exchangeable Preferred Stock and Qualifications, Limitations and Restrictions Thereof dated May 3, 2007

h.	reviewed the Amended Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of 9.75 percent Series A Convertible Preferred Stock and Qualifications, Limitations and Restrictions Thereof dated May 3, 2007; and

i.	reviewed the Certificate of Amendment to the Certificate of Incorporation of ION.

9.	reviewed draft versions of the following agreements and documents:

a.	reviewed the Company’s Schedule 14D-9 dated May 4, 2007 to be filed with the Securities and Exchange Commission;

b.	reviewed the ION 11 percent Series B Mandatorily Convertible Senior Subordinated Notes due 2013 Indenture dated May 4, 2007;

c.	reviewed Form of Call Right Exercise Notice from CIG to Mr. Paxson dated May 4, 2007;

d.	reviewed the Call Agreements to NBCU Option I by and among CIG and NBC Palm Beach Investment II, Inc. dated May 4, 2007;

e.	reviewed the Call Agreement to NBCU Option II by and among CIG and NBC Palm Beach Investment I, Inc. dated May 4, 2007;

f.	reviewed the Joint Demand for an Escrow Agreement by and among Mr. Paxson, Second Crystal Diamond Limited Partnership, Paxson Enterprises, Inc., NBCU and CIG dated May 4, 2007; and

g.	reviewed Form of Warrant to purchase Class A Common Stock dated May 4, 2007.

10.	reviewed a recent proposal from an unaffiliated third party to acquire the Company;

11.	reviewed the ‘‘Ad Hoc Group’’ proposal dated April 13, 2007 for a contemplated recapitalization of the Company;

12.	reviewed the Company’s April 2, 2007 press release reporting financial results for the year ended December 31, 2006;

13.	reviewed the historical market prices and trading volume for the Company’s publicly traded securities for the past three years;

14.	reviewed other publicly available financial data for the Company and certain companies that we deem comparable to the Company; and

15.	conducted such other financial studies, analyses and inquiries as we have deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us,

discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. In addition, management of the Company has advised us, and we have assumed, that the financial forecasts and projections reviewed by us have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of the Company, and we express no opinion with respect to such forecasts and projections or the assumptions on which they are based. We have relied upon and assumed, without independent verification, that there has been no material change in the assets, liabilities, financial condition, results of operations, business or prospects of the Company since the date of the most recent financial statements provided to us, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading.

We have relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the agreements identified in item 8 and item 9 above and all other related documents and instruments that are referred to therein are true and correct, (b) each party to all such agreements will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Transaction will be satisfied without waiver thereof, and (d) the Transaction will be consummated in a timely manner in accordance with the terms described in the agreements and documents provided to us, without any amendments or modifications thereto or any adjustment to the aggregate consideration (through offset, reduction, indemnity claims, post-closing purchase price adjustments or otherwise) or any other financial term of the Transaction. We also have relied upon and assumed, without independent verification, that (i) the Transaction will be consummated in a manner that complies in all respects with all applicable federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would result in the disposition of any material portion of the assets of the Company, or otherwise have an adverse effect on the Company or any expected benefits of the Transaction. In addition, we have relied upon and assumed, without independent verification, that the final forms of the draft documents identified above will not differ in any material respect from such draft documents.

Furthermore, in connection with this Opinion, we have not been requested to make, and have not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of the Company, nor were we provided with any such appraisal or evaluation. We express no opinion regarding the liquidation value of any entity. We have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company is or may be a party or is or may be subject and, at your direction and with your consent, this Opinion makes no assumption concerning, and therefore does not consider, the potential effects of any such litigation, claims or investigations or possible assertion of claims, outcomes or damages arising out of any such matters.

We have not been requested to, and did not, (a) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Transaction or any alternatives to the Transaction, (b) negotiate the terms of the Transaction, or (c) advise the Board of Directors or any other party with respect to alternatives to the Transaction. This Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring after the date hereof.

At the Board’s request, we have reviewed and considered the BIA Report in connection with the Opinion.

This Opinion is furnished solely for the use and benefit of the Board of Directors in connection with its consideration of the Transaction and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, for any other purpose, without our prior written consent. This Opinion should not be construed as creating any fiduciary duty on Houlihan Lokey’s part to any party. This Opinion is not intended to be, and does not constitute, a recommendation to any security holder or any other person as to how such person should act or tender their shares with respect to the Transaction. This Opinion may not be disclosed, reproduced, disseminated, quoted, summarized or referred to at any time, in any manner or for any purpose, nor shall any references to Houlihan Lokey or any of its affiliates be made by any recipient of this Opinion, without the prior written consent of Houlihan Lokey.

In the ordinary course of business, certain of our affiliates, as well as investment funds in which they may have financial interests, may acquire, hold or sell, long or short positions, or trade or otherwise effect transactions, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company or any other party that may be involved in the Transaction and their respective affiliates or any currency or commodity that may be involved in the Transaction. The Company has agreed to indemnify us for certain liabilities arising out of our engagement.

Houlihan Lokey has in the past provided financial advisory services to the Company and NBCU, for which Houlihan Lokey has received, compensation, including, among other things, providing financial advisory services to the Company in 2005 and 2006 and to NBCU in 2003.

We have not been requested to opine as to, and this Opinion does not address: (i) the underlying business decision of the Company, its security holders or any other party to proceed with or effect the Transaction, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form or any other portion or aspect of, the Transaction or otherwise, except as expressly addressed in this Opinion, (iii) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of the Company, or any other party other than those set forth in this Opinion, (iv) the relative merits of the Transaction as compared to any alternative business strategies that might exist for the Company or any other party or the effect of any other transaction in which the Company or any other party might engage, (v) the tax or legal consequences of the Transaction to either the Company, its security holders, or any other party, (vi) the fairness of any portion or aspect of the Transaction to any one class or group of the Company’s or any other party’s security holders vis-à-vis any other class or group of the Company’s or such other party’s security holders (including without limitation the allocation of any consideration amongst or within such classes or groups of security holders), (vii) whether or not the Company, its security holders or any other party is receiving or paying reasonably equivalent value in the Transaction, or (viii) the solvency, creditworthiness or fair value of the Company or any other participant in the Transaction under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with your consent, on the assessment by the Company and its advisers, as to all legal, regulatory, accounting, insurance and tax matters with respect to the Company and the Transaction.

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the consideration to be received by the Unaffiliated Stockholders of the Company in the Transaction is fair to them from a financial point of view.

Very truly yours,

HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL ADVISORS, INC.